Exhibit 99-2

Dated 19 September 2024

up to $130,000,000

TERM LOAN FACILITY

SAMOS SHIPPING CORPORATION

SHINYO SAOWALAK LIMITED

SHINYO KIERAN LIMITED
LEFKADA SHIPPING CORPORATION
JASPERO SHIPTRADE S.A.
THETIDA MARINE CO.

ELAFONISOS SHIPPING CORPORATION
as joint and several Borrowers

and

NATIONAL BANK OF GREECE S.A.

as Original Lender

FACILITY AGREEMENT

relating to

the refinancing of existing indebtedness secured on four oil tanker vessels and two container carrier vessels and the partial financing of the construction cost of a 115,000-dwt tanker vessel

Index

Clause Page

Section 1 Interpretation		2
1	Definitions and Interpretation	2
Section 2 The Facility		28
2	The Facility	28
3	Purpose	28
4	Conditions of Utilisation	28
Section 3 Utilisation		30
5	Utilisation	30
Section 4 Repayment, Prepayment and Cancellation		32
6	Repayment	32
7	Prepayment and Cancellation	32
Section 5 Costs of Utilisation		36
8	Rate Switch	36
9	Interest	37
10	Interest Periods	38
11	Changes to the Calculation of Interest	39
12	Fees	41
Section 6 Additional Payment Obligations		42
13	Tax Gross Up and Indemnities	42
14	Increased Costs	45
15	Other Indemnities	47
16	Costs and Expenses	49
Section 7 Joint and Several Liability of Borrowers		51
17	Joint and Several Liability of the Borrowers	51
Section 8 Representations, Undertakings and Events of Default		53
18	Representations	53
19	Information Undertakings	61
20	General Undertakings	64
21	Insurance Undertakings	70
22	Shipbuilding Contract Undertakings	75
23	Ship Undertakings	76
24	Security Cover	84
25	Accounts and Application of Earnings	86
26	Events of Default	89
Section 9 Changes to The Parties		94
27	Changes to the Lender	94
28	Changes to the Transaction Obligors	95
Section 10 Administration		96
29	Payment Mechanics	96
30	Set-Off	98
31	Conduct of Business by the Lender	98
32	Bail-In	98
33	Notices	98
34	Calculations and Certificates	100
35	Partial Invalidity	101
36	Remedies and Waivers	101
37	Entire Agreement	101
38	Settlement or Discharge Conditional	101

39	Irrevocable Payment	102
40	Amendments	102
41	Confidential Information	105
42	Confidentiality of Funding Rates	108
43	Counterparts	109
Section 11 Governing Law and Enforcement		110
44	Governing Law	110
45	Enforcement	110

Schedules

Schedule 1 The Parties	111
Part A The Borrowers	111
Part B The Original Lender	114
Schedule 2 Conditions precedent	115
Part A Conditions precedent to Initial Utilisation Request	115
Part B Conditions precedent to Utilisation – Tranche A	117
Part C Conditions precedent to Utilisation – Tranche B	119
Schedule 3 Requests	121
Part A Utilisation Request	121
Part B Selection Notice	123
Schedule 4 Details of the Ships and Other Definitions	124
Schedule 5 Timetables	128
Schedule 6 Reference Rate Terms	129
Schedule 7 Cumulative Compounded RFR Rate	132

Execution

Execution Pages	133

THIS AGREEMENT is made on 19 September 2024

Parties

(1) SAMOS SHIPPING CORPORATION, a corporation incorporated in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower A")

(2) SHINYO SAOWALAK LIMITED, a BVI business company incorporated with limited liability under the laws of the British Virgin Islands with company 1473884 and having its registered office at Kingston Chambers, PO Box 173, Road Town, Tortola VG1110, British Virgin Islands as a borrower ("Borrower B")

(3) SHINYO KIERAN LIMITED, a BVI business company incorporated with limited liability under the laws of the British Virgin Islands with company 1473676 and having its registered office at Kingston Chambers, PO Box 173, Road Town, Tortola VG1110, British Virgin Islands as a borrower ("Borrower C")

(4) LEFKADA SHIPPING CORPORATION, a corporation incorporated in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower D")

(5) JASPERO SHIPTRADE S.A., a corporation incorporated in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower E")

(6) THETIDA MARINE CO., a corporation incorporated in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower F")

(7) ELAFONISOS SHIPPING CORPORATION, a corporation incorporated in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower G")

(8) NATIONAL BANK OF GREECE S.A. acting through its office at 2 Bouboulinas Street & Akti Miaouli, Piraeus 185 35, Greece as lender (the "Original Lender")

Background

The Lender has agreed to make available to the Borrowers a term loan facility of up to $130,000,000 for the purposes of:

(A) refinancing the Existing Indebtedness in respect of Ship A, Ship B, Ship C, Ship D, Ship E and Ship F in a principal amount not exceeding the lesser of (i) 55 per cent. of the aggregate Initial Market Value of Ship A, Ship B, Ship C, Ship D, Ship E and Ship F, (ii) the Existing Indebtedness as at the Utilisation Date of Tranche A and (iii) $85,000,000; and

(B) financing in part the acquisition of cost of Ship G in a principal amount not exceeding the lesser of (i) 70 per cent. of the Initial Market Value of Ship G, (ii) 70 per cent. of the Contract Price, (iii) a principal amount, which when aggregated with the Advance under Tranche A outstanding equals an amount equal to 70 per cent. of the aggregate Market Value of the Ships at the Delivery Date and (iv) $45,000,000.

Operative Provisions

Section 1

Interpretation

1 Definitions and Interpretation

1.1 Definitions

In this Agreement:

"Account Bank" means National Bank of Greece S.A. acting through its office at 2 Bouboulinas Street & Akti Miaouli, Piraeus 185 35, Greece or any replacement bank or other financial institution as may be approved by the Lender.

"Accounts" means the Earnings Accounts and the Retention Account.

"Account Security" means a document creating Security over the Retention Account in agreed form.

"Advance" means a borrowing of all or part of a Tranche under this Agreement.

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"Approved Brokers" means any first class firm or firms of insurance brokers approved in writing by the Lender.

"Approved Classification" means, in relation to a Ship, as at the date of this Agreement, the classification in relation to that Ship specified in Schedule 4 (Details of the Ships and Other Definitions) with the relevant Approved Classification Society or the equivalent classification with another Approved Classification Society.

"Approved Classification Society" means, in relation to a Ship, as at the date of this Agreement, the classification society in relation to that Ship specified in Schedule 4 (Details of the Ships and Other Definitions) or any other classification society approved in writing by the Lender such approval not to be unreasonably withheld.

"Approved Flag" means, in relation to a Ship, as at the date of this Agreement, the flag in relation to that Ship specified in Schedule 4 (Details of the Ships and Other Definitions) or such other flag and, if applicable port of registry, approved in writing by the Lender and which approval shall not be withheld in the case of the Panamanian, Cypriot, Liberian, Maltese, Portuguese or Marshall Islands flags and a reference to "the Approved Flag" in respect of a Ship shall be a reference to the flag and, if applicable port of registry, under which that Ship is then flagged with the agreement of the Lender.

"Approved Manager" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Approved Valuer" means Fearnleys, Clarksons, Howe Robinson, SSY, MB Shipbrokers, Gibson, Arrow, Braemar and Allied (or any Affiliate of such person through which valuations are commonly issued) and any other firm or firms of independent sale and purchase shipbrokers approved in writing by the Lender.

"Article 55 BRRD" means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, legalisation or registration.

"Availability Period" means the period from and including the date of this Agreement to and including:

(a) in relation to Tranche A, 30 September 2024; and

(b) in relation to Tranche B, 26 January 2026.

"Available Facility" means the Commitment minus:

(a) the amount of the outstanding Loan; and

(b) in relation to any proposed Utilisation, the amount of any Advance that is due to be made on or before the proposed Utilisation Date.

"Bail-In Action" means the exercise of any Write-down and Conversion Powers.

"Bail-In Legislation" means:

(a) in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b) in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation; and

(c) in relation to the United Kingdom, the UK Bail-In Legislation.

"Balloon Instalment" has the meaning given to it in Clause 6.1 (Repayment of Loan).

"Borrower" means Borrower A, Borrower B, Borrower C, Borrower D, Borrower E, Borrower F or Borrower G.

"Break Costs" means:

(a) in respect of any Term Rate Loan, the amount (if any) by which:

(i) the interest (excluding the Margin) which the Lender should have received for the period from the date of receipt of all or any part of the Loan or that Unpaid Sum to the last day of the current Interest Period in relation to the Loan, the relevant part of the Loan or that Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period exceeds

(ii) the amount which the Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period; and

(b) in respect of any Compounded Rate Loan, any amount specified as such in the Reference Rate Terms.

"Builder" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Athens, Piraeus and New York and, in relation to:

(a) the fixing of an interest rate in respect of a Term Rate Loan;

(b) any date for payment or purchase of an amount relating to a Compounded Rate Loan; or

(c) the determination of the first day or the last day of an Interest Period for a Compounded Rate Loan or otherwise in relation to the determination of the length of such an Interest Period,

which is an RFR Banking Day relating to that Term Rate Loan or Compounded Rate Loan (as the case may be).

"Central Bank Rate" has the meaning given to that term in the Reference Rate Terms.

"Central Bank Rate Adjustment" has the meaning given to that term in the Reference Rate Terms.

"Central Bank Rate Spread" has the meaning given to that term in the Reference Rate Terms.

"Change of Control" has the meaning given to it in Clause 26.11 (Change of control).

"Charter" means, in relation to a Ship, any charter relating to that Ship, or other contract for its employment, whether or not already in existence.

"Charter Assignment" means an assignment of a Charter and any Charter Guarantee which is assignable pursuant to Clause 23.21 (Charter assignment) in favour of the Lender in form and substance satisfactory to the Lender.

"Charter Guarantee" means any guarantee, bond, letter of credit or other instrument (whether or not already issued) supporting a Charter.

"Code" means the US Internal Revenue Code of 1986.

"Commitment" means $130,000,000, to the extent not cancelled or reduced under this Agreement.

"Compounded Rate Interest Payment" means the aggregate amount of interest that:

(a) is, or is scheduled to become, payable under any Finance Document; and

(b) relates to a Compounded Rate Loan.

"Compounded Rate Loan" means the Loan, part of the Loan or, if applicable, Unpaid Sum which is, or becomes, a "Compounded Rate Loan" pursuant to Clause 8 (Rate Switch).

"Compounded Reference Rate" means, in relation to any Interest Period of a Compounded Rate Loan, the percentage rate per annum which is the Cumulative Compounded RFR Rate for that Interest Period.

"Compounding Methodology Supplement" means, in relation to the Cumulative Compounded RFR Rate, a document which:

(a) is agreed in writing by the Borrowers and the Lender;

(b) specifies a calculation methodology for that rate; and

(c) has been made available to the Borrowers.

"Confidential Information" means all information relating to any Transaction Obligor, the Group, the Finance Documents or the Facility of which the Lender becomes aware in its capacity as, or for the purpose of becoming, the Lender or which is received by the Lender in relation to, or for the purpose of becoming the Lender under, the Finance Documents or the Facility from any member of the Group or any of its advisers in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(a) information that:

(i) is or becomes public information other than as a direct or indirect result of any breach by the Lender of Clause 41 (Confidential Information);

(ii) is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers;

(iii) is known by the Lender before the date the information is disclosed to it by any member of the Group or any of its advisers or is lawfully obtained by the Lender after that date, from a source which is, as far as the Lender is aware, unconnected with the Group and which, in either case, as far as the Lender is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; or

(iv) in relation to the Guarantor, such information as the Guarantor is entitled to disclose by rules and regulations of the US Securities and Exchange Commission and any US stock exchange applicable to the Guarantor; and

(b) any Funding Rate.

"Confidentiality Undertaking" means a confidentiality undertaking in substantially the appropriate form recommended by the LMA from time to time or in any other form agreed between the Borrowers and the Lender.

"Contract Price" means the price payable for Ship G under article II (contract price) of the Shipbuilding Contact, subject to adjustment as provided in article III (adjustment of the contract price) of the Shipbuilding Contract and article V (modifications, changes and extras) of the Shipbuilding Contract.

"Cumulative Compounded RFR Rate" means, in relation to an Interest Period for a Compounded Rate Loan, the percentage rate per annum determined by the Lender in accordance with the methodology set out in Schedule 7 (Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

"Daily Rate" means the rate specified as such in the Reference Rate Terms.

"Deed of Covenant" means, in relation to a Ship, if required by the laws of the Approved Flag of that Ship, the deed of covenant collateral to the Mortgage over that Ship and creating Security over that Ship in agreed form.

"Deed of Release" means a deed releasing the Existing Security in a form acceptable to the Lender.

"Default" means an Event of Default or a Potential Event of Default.

"Delegate" means any delegate, agent, attorney or co-trustee appointed by the Lender.

"Delivery Date" means the date on which Ship G is delivered by the Builder to Borrower G under the Shipbuilding Contract.

"Disruption Event" means either or both of:

(a) a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties or, if applicable, any Transaction Obligor; or

(b) the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party or, if applicable, any Transaction Obligor preventing that, or any other, Party or, if applicable, any Transaction Obligor:

(i) from performing its payment obligations under the Finance Documents; or

(ii) from communicating with other Parties or, if applicable, any Transaction Obligor in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party or, if applicable, any Transaction Obligor whose operations are disrupted.

"Document of Compliance" has the meaning given to it in the ISM Code.

"dollars" and "$" mean the lawful currency, for the time being, of the United States of America.

"Earnings" means, in relation to a Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to a Borrower or the Lender and which arise out of or in connection with or relate to the use or operation of that Ship, including (but not limited to):

(a) the following, save to the extent that any of them is, with the prior written consent of the Lender, pooled or shared with any other person:

(i) all freight, hire and passage moneys including, without limitation, all moneys payable under, arising out of or in connection with a Charter or a Charter Guarantee;

(ii) the proceeds of the exercise of any lien on sub-freights;

(iii) compensation payable to a Borrower or the Lender in the event of requisition of that Ship for hire or use;

(iv) remuneration for salvage and towage services;

(v) demurrage and detention moneys;

(vi) without prejudice to the generality of sub-paragraph (i) above, damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of that Ship;

(vii) all moneys which are at any time payable under any Insurances in relation to loss of hire;

(viii) all monies which are at any time payable to a Borrower in relation to general average contribution; and

(b) if and whenever that Ship is employed on terms whereby any moneys falling within sub-paragraphs (i) to (viii) of paragraph (a) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to that Ship.

"Earnings Account" means, in relation to a Borrower:

(a) an account in the name of that Borrower with the Account Bank designated "Earnings Account";

(b) any other account in the name of that Borrower with the Account Bank which may, with the prior written consent of the Lender, be opened in the place of the account referred to in paragraph (a) above, irrespective of the number or designation of such replacement account; or

(c) any sub-account of any account referred to in paragraph (a) or (b) above.

"EEA Member Country" means any member state of the European Union, Iceland, Liechtenstein and Norway.

"Environmental Approval" means any present or future permit, ruling, variance or other Authorisation required under Environmental Law.

"Environmental Claim" means any claim by any governmental, judicial or regulatory authority or any other person which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law and, for this purpose, "claim" includes a claim for damages, compensation, contribution, injury, fines, losses and penalties or any other payment of any kind, including in relation to clean-up and removal, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset.

"Environmental Incident" means:

(a) any release, emission, spill or discharge of Environmentally Sensitive Material whether within a Ship or from a Ship into any other vessel or into or upon the air, water, land or soils (including the seabed) or surface water; or

(b) any incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, water, land or soils (including the seabed) or surface water from a vessel other than any Ship and which involves a collision between any Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which a Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or a Ship and/or any Transaction Obligor and/or any operator or manager of a Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c) any other incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, water, land or soils (including the seabed) or surface water otherwise than from a Ship and in connection with which a Ship is actually or potentially liable to be arrested and/or where any Transaction Obligor and/or any operator or manager of a Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action.

"Environmental Law" means any present or future law in force relating to vessel disposal, energy efficiency, carbon reduction, emissions, emissions trading, pollution or protection of human health or the environment, to conditions in the workplace, to the carriage, generation, handling, storage, use, release or spillage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material.

"Environmentally Sensitive Material" means and includes all contaminants, oil, oil products, toxic substances and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous.

"EU Bail-In Legislation Schedule" means the document described as such and published by the LMA from time to time.

"EU Ship Recycling Regulation" means Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling and amending Regulation (EC) No 1013/2006 and Directive 2009/16/EC.

"Event of Default" means any event or circumstance specified as such in Clause 26 (Events of Default).

"Existing Agent" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Existing Loan Agreement" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Existing Indebtedness" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Existing Security" means any Security created to secure the Existing Indebtedness.

"Facility" means the term loan facility made available under this Agreement as described in Clause 2 (The Facility).

"Facility Office" means the office or offices through which the Lender will perform its obligations under this Agreement.

"FATCA" means:

(a) sections 1471 to 1474 of the Code or any associated regulations;

(b) any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c) any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraph (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

"FATCA Deduction" means a deduction or withholding from a payment under a Finance Document required by FATCA.

"FATCA Exempt Party" means a Party that is entitled to receive payments free from any FATCA Deduction.

"Fee Letter" means any letter or letters dated on or about the date of this Agreement between any of the Lender and the Borrowers setting out fees referred to in Clause 12 (Fees).

"Finance Document" means:

(a) this Agreement;

(b) any Fee Letter;

(c) each Utilisation Request;

(d) any Reference Rate Supplement;

(e) any Compounding Methodology Supplement;

(f) any Security Document;

(g) any Manager's Undertaking;

(h) the Guarantee;

(i) any other document which is executed for the purpose of establishing any priority or subordination arrangement in relation to the Secured Liabilities; or

(j) any other document designated as such by the Lender and the Borrowers.

"Financial Indebtedness" means any indebtedness for or in relation to:

(a) moneys borrowed;

(b) any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d) the amount of any liability in relation to any lease or hire purchase contract which would, in accordance with GAAP, be treated as a balance sheet liability;

(e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f) any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing;

(g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);

(h) any counter-indemnity obligation in relation to a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i) the amount of any liability in relation to any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

"Funding Rate" means any rate notified by the Lender to the Borrowers pursuant to sub-paragraph (ii) of paragraph (a) of Clause 11.4 (Cost of funds).

"GAAP" means generally accepted accounting principles in the US.

"General Assignment" means, in relation to a Ship, the general assignment creating Security over:

(a) that Ship's Earnings, its Insurances and any Requisition Compensation in relation to that Ship;

(b) any Charter and any Charter Guarantee in relation to that Ship; and

(c) in the case of Ship G, the benefit of any warranties of quality in favour of Borrower G under the Shipbuilding Contract,

in agreed form.

"Government Entity" means any national or local government body, tribunal, court or regulatory or other agency and any organisation of which such body, tribunal, court or agency is a part or to which it is subject.

"Group" means, at any relevant time (excluding any Subsidiaries whose shares are listed on any public stock exchange and/or whose financial statements are not consolidated into the financial statements of the Group), the Borrowers, the Guarantor and their Subsidiaries and "member of the Group" shall be construed accordingly.

"Guarantee" means a guarantee executed by the Guarantor in agreed form.

"Guarantor" means Navios Maritime Partners L.P., a limited partnership formed in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Historic Term SOFR" means, in relation to any Term Rate Loan, the most recent applicable Term SOFR for a period equal in length to the Interest Period of that Term Rate Loan and which is as of a day which is no more than three RFR Banking Days before the Quotation Day.

"Holding Company" means, in relation to a person, any other person in relation to which it is a Subsidiary.

"Indemnified Person" has the meaning given to it in Clause 15.2 (Other indemnities).

"Initial Charter" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Initial Charterer" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Initial Market Value" means, in relation to a Ship, the Market Value of that Ship calculated in accordance with the valuation(s) relating to it referred to in paragraph 3.5 of Part B of Schedule 2 (Conditions precedent) and paragraph 2.6 of Part C of Schedule 2 (Conditions precedent).

"Insurances" means, in relation to a Ship:

(a) all policies and contracts of insurance, including entries of that Ship in any protection and indemnity or war risks association, effected in relation to that Ship, the Earnings or otherwise in relation to that Ship whether before, on or after the date of this Agreement; and

(b) all rights and other assets relating to, or derived from, any of such policies, contracts or entries, including any rights to a return of premium and any rights in relation to any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Agreement.

"Interest Payment Date" has the meaning given to it in paragraph (a) of Clause 9.3 (Payment of interest).

"Interest Period" means, in relation to the Loan or any part of the Loan, each period determined in accordance with Clause 10 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 9.4 (Default interest).

"Interpolated Historic Term SOFR" means, in relation to any Term Rate Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a) either:

(i) the most recent applicable Term SOFR (as of a day which is not more than three RFR Banking Days before the Quotation Day) for the longest period (for which Term SOFR is available) which is less than the Interest Period of that Term Rate Loan; or

(ii) if no such Term SOFR is available for a period which is less than the Interest Period of that Term Rate Loan, the most recent RFR for a day which is no more than five RFR Banking Days (and no less than two RFR Banking Days) before the Quotation Day; and

(b) the most recent applicable Term SOFR (as of a day which is not more than three RFR Banking Days before the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of that Term Rate Loan.

"Interpolated Term SOFR" means, in relation to any Term Rate Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a) either:

(i) the applicable Term SOFR (as of the Specified Time) for the longest period (for which Term SOFR is available) which is less than the Interest Period of that Term Rate Loan; or

(ii) if no such Term SOFR is available for a period which is less than the Interest Period of that Term Rate Loan, the RFR for the day which is two RFR Banking Days before the Quotation Day; and

(b) the applicable Term SOFR (as of the Specified Time) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of that Term Rate Loan.

"Inventory of Hazardous Materials" means, in relation to a Ship, an inventory certificate or statement of compliance (as applicable) issued by the relevant classification society or shipyard authority which is supplemented by a list of any and all materials known to be potentially hazardous utilised in the construction of, or otherwise installed on, that Ship, pursuant to the requirements of the EU Ship Recycling Regulation.

"ISM Code" means the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (including the guidelines on its implementation), adopted by the International Maritime Organisation, as the same may be amended or supplemented from time to time.

"ISPS Code" means the International Ship and Port Facility Security (ISPS) Code as adopted by the International Maritime Organization’s (IMO) Diplomatic Conference of December 2002, as the same may be amended or supplemented from time to time.

"ISSC" means an International Ship Security Certificate issued under the ISPS Code.

"Lender" means:

(a) the Original Lender; and

(b) any bank, financial institution, trust, fund or other entity which has become the Lender in accordance with Clause 27 (Changes to the Lender),

which in each case has not ceased to be a Party in accordance with this Agreement.

"LMA" means the Loan Market Association or any successor organisation.

"Loan" means the loan to be made available under the Facility or the aggregate principal amount outstanding for the time being of the borrowings under the Facility and a "part of the Loan" means an Advance, a Tranche, a part of a Tranche or any other part of the Loan as the context may require.

"Lookback Period" means the number of days specified as such in the Reference Rate Terms.

"Major Casualty" means, in relation to a Ship, any casualty to that Ship in relation to which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $1,000,000 or the equivalent in any other currency.

"Management Agreement" means the agreement entered into between a Borrower or the Guarantor and an Approved Manager regarding the commercial and/or technical management of a Ship.

"Manager's Undertaking" means, in relation to a Ship, the letter of undertaking from its Approved Manager assigning the rights of such Approved Manager in respect of the Insurances of that Ship and subordinating the rights of such Approved Manager against that Ship and the relevant Borrower to the rights of the Lender in agreed form.

"Margin" means:

(a) in relation to Tranche A, 1.75 per cent. per annum; and

(b) in relation to Tranche B, 1.50 per cent. per annum.

"Market Disruption Rate" means:

(a) in relation to a Term Rate Loan the Term Reference Rate; and

(b) in relation to a Compounded Rate Loan, the Compounded Reference Rate.

"Market Value" means, in relation to a Ship or any other vessel, at any date, the market value of that Ship or vessel determined by valuation(s) in accordance with Clause 24.7 (Provision of valuations) and, prepared:

(a) unless otherwise specified by the Lender, as at a date not more than 30 days previously;

(b) by an Approved Valuer (selected and appointed by the Borrowers and/or the Guarantor or, as the case may be, the Lender for the purpose of the annual valuations to be provided thereafter);

(c) with or without physical inspection of that Ship or vessel (as the Lender may require); and

(d) on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer, free of any Charter.

"Material Adverse Effect" means a material adverse effect on:

(a) the business, operations, property or condition (financial or otherwise) of the Borrowers as a whole or the Guarantor or the Group as a whole; or

(b) the ability of any Transaction Obligor to perform its obligations under any Finance Document; or

(c) the validity or enforceability of, or the effectiveness or ranking of any Security granted or intended to be granted pursuant to any of, the Finance Documents or the rights or remedies of the Lender under any of the Finance Documents.

"Minimum Liquidity" has the meaning given to it in Clause 25.10 (Minimum Liquidity).

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a) other than where paragraph (b) applies:

(i) (subject to sub‑paragraph (iii) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(ii) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(iii) if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end; and

(b) in relation to an Interest Period for any Compounded Rate Loan (or any other period for the accrual of commission or fees after the Rate Switch Date) for which there are rules specified as "Business Day Conventions" in the Reference Rate Terms, those rules shall apply.

The above rules will only apply to the last Month of any period.

"Mortgage" means, in relation to a Ship, a first preferred or, as the case may be, priority ship mortgage on that Ship in agreed form or any replacement first preferred or first priority ship mortgage on that Ship under the laws of an Approved Flag in agreed form.

"Original Financial Statements" means the annual audited consolidated financial statements of the Group for its financial year ended 31 December 2023.

"Original Jurisdiction" means, in relation to a Borrower, the jurisdiction under whose laws that Borrower is incorporated as at the date of this Agreement.

"Overseas Regulations" means the Overseas Companies Regulations 2009 (SI 2009/1801).

"Participating Member State" means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

"Party" means a party to this Agreement.

"Permitted Charter" means, in relation to a Ship:

(a) each Initial Charter; and

(b) a Charter;

(i) which is a time, voyage or consecutive voyage charter;

(ii) the duration of which does not exceed and is not capable of exceeding, by virtue of any optional extensions, 12 months plus a redelivery allowance of not more than 30 days;

(iii) which is entered into on bona fide arm’s length terms at the time at which that Ship is fixed; and

(iv) in relation to which not more than two months' hire is payable in advance,

and any other Charter which is approved in writing by the Lender such approval not to be unreasonably withheld.

"Permitted Financial Indebtedness" means:

(a) any Financial Indebtedness incurred under the Finance Documents;

(b) in relation to Borrower A, Borrower B, Borrower C, Borrower D and Borrower E, until the Utilisation Date of Tranche A or, as the case may be, when the Existing Indebtedness has been refinanced in full, the Existing Indebtedness;

(c) any Financial Indebtedness (including without limitation, any shareholder or intra-Group loans made available to any Borrower in the normal course of its business of trading and operating its Ship) that is subordinated to all Financial Indebtedness incurred under the Finance Documents in a manner acceptable to the Lender in all respects.

"Permitted Security" means:

(a) Security created by the Finance Documents;

(b) in relation to Borrower A, Borrower B, Borrower C, Borrower D, Borrower E and Borrower F, until the Utilisation Date or, as the case may be, when the Existing Indebtedness has been refinanced in full, the Existing Security;

(c) liens for unpaid master's and crew's wages in accordance with first class ship ownership and management practice and not being enforced through arrest;

(d) liens for salvage;

(e) liens for master's disbursements incurred in the ordinary course of trading in accordance with first class ship ownership and management practice and not being enforced through arrest; and

(f) any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of any Ship:

(i) not as a result of any default or omission by any Borrower;

(ii) not being enforced through arrest; and

(iii) subject, in the case of liens for repair or maintenance, to Clause 23.17 (Restrictions on chartering, appointment of managers etc.),

provided such liens (i) do not exceed the amount of $600,000 and (ii) do not secure amounts more than 30 days overdue (unless the overdue amount is being contested in good faith by appropriate steps.

"Potential Event of Default" means any event or circumstance specified in Clause 26 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"Prohibited Party" means any persons, entities or parties that are:

(a) listed on, or owned or controlled by, a person, entity or party listed on any Sanctions List; or

(b) located in, incorporated under the laws of, or owned or controlled by, or acting on behalf of, a person, entity or party located in, or organised under the laws of, a country or territory that is the target of country-wide Sanctions (or whose government is the target of Sanctions), as applicable; or

(c) being otherwise a target of Sanctions; or

(d) acting or purporting to act on behalf of any of the parties listed under paragraphs (a) and (b) above; or

(e) with which the Lender is prohibited from dealing, or otherwise engaging in any transaction, pursuant to OFAC, United Nations, European Union and HMT Sanctions.

"Quotation Day" means, in relation to any period for which an interest rate is to be determined, two RFR Banking Days before the first day of that period unless market practice differs in the relevant syndicated loan market in which case the Quotation Day will be determined by the Lender in accordance with that market practice (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days).

"Quoted Tenor" means any period for which Term SOFR is customarily displayed on the relevant page or screen of an information service.

"Rate Switch Date" has the meaning given to it in Clause 8.1 (Optional Switch to Compounded Reference Rate).

"Receiver" means a receiver or receiver and manager or administrative receiver of the whole or any part of the Security Assets.

"Reference Rate Supplement" means a document which:

(a) is agreed in writing by the Borrowers and the Lender;

(b) specifies the relevant terms which are expressed in this Agreement to be determined by reference to the Reference Rate Terms; and

(c) has been made available to the Borrowers.

"Reference Rate Terms" means the terms set out in Schedule 6 (Reference Rate Terms) or in any Reference Rate Supplement.

"Related Fund" in relation to a fund (the "first fund"), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

"Relevant Jurisdiction" means, in relation to a Transaction Obligor:

(a) its Original Jurisdiction;

(b) any jurisdiction where any asset subject to, or intended to be subject to, any of the Transaction Security created, or intended to be created, by it is situated;

(c) any jurisdiction where it conducts its business; and

(d) the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

"Relevant Market" means the market specified as such in the Reference Rate Terms.

"Relevant Period" means either (i) 90 days or (ii) in respect of pirates, hijackers, terrorists or similar persons, if relevant underwriters confirm in writing (in terms satisfactory to the Lender) prior to the end of such 90 day period that such capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation will be covered by the relevant Borrower's war risks insurance, the shorter of six months after the date upon which the relevant incident occurred and such period for which cover is confirmed to attach.

"Repayment Date" means each date on which a Repayment Instalment is required to be paid under Clause 6.1 (Repayment of Loan).

"Repayment Instalment" has the meaning given to it in Clause 6.1 (Repayment of Loan).

"Repeating Representation" means each of the representations set out in Clause 18 (Representations) except Clause 18.10 (Insolvency), Clause 18.11 (No filing or stamp taxes) and Clause 18.12 (Deduction of Tax) and any representation of any Transaction Obligor made in any other Finance Document that is expressed to be a "Repeating Representation" or is otherwise expressed to be repeated.

"Reporting Day" means the day (if any) specified as such in the Reference Rate Terms.

"Reporting Time" means the relevant time (if any) specified as such in the Reference Rate Terms.

"Representative" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

"Requisition" means, in relation to a Ship, any requisition for title or other compulsory acquisition of that Ship including, capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation howsoever for any reason (but excluding requisition for use or hire) by or on behalf of any Government Entity or other competent authority or by pirates, hijackers, terrorists or similar persons if that Ship is not released therefrom within the Relevant Period.

"Requisition Compensation" includes all compensation or other moneys payable to a Borrower by reason of any Requisition or any arrest or detention of a Ship in the exercise or purported exercise of any lien or claim.

"Resolution Authority" means any body which has authority to exercise any Write-down and Conversion Powers.

"Retention Account" means:

(a) an account in the name of the Borrowers with the Account Bank designated "Retention Account";

(b) any other account in the name of the Borrowers with the Account Bank which may, with the prior written consent of the Lender, be opened in the place of the account referred to in paragraph (a) above, irrespective of the number or designation of such replacement account; or

(c) any sub-account of any account referred to in paragraph (a) or (b) above.

"RFR" means the rate specified as such in the Reference Rate Terms.

"RFR Banking Day" means any day other than:

(a) a Saturday or Sunday; and

(b) a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities.

"Russian Oil Price Cap Measures" means the Russian oil price cap restrictions and requirements imposed by law or regulation of the United Kingdom, the Council of the European Union and the United States of America and any other similar restrictions on the supply or delivery or maritime transportation of Russian Oil Products applicable to any Borrower.

"Russian Oil Products" means oil and oil products falling within commodity codes 2709 or 2710 which originate in or are consigned from Russia.

"Safety Management Certificate" has the meaning given to it in the ISM Code.

"Safety Management System" has the meaning given to it in the ISM Code.

"Sanctioned Country" means a country or territory whose government is the target of Sanctions or that is subject to comprehensive country-wide or territory-wide Sanctions.

"Sanctioned Ship" means a ship which is the subject of Sanctions.

"Sanctions" means any sanctions (including US "secondary sanctions" and always taking into account cases of exemptions and licenses which render a trade being lawful and non-sanctionable), embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing):

(a) imposed by law or regulation of Greece, the United Kingdom, the Council of the European Union, the United Nations or its Security Council or the United States of America;

(b) otherwise imposed by any law or regulation binding on a Transaction Obligor or to which a Transaction Obligor is subject; or

(c) otherwise imposed by the respective governmental institutions and agencies of any of the foregoing, including without limitation, OFAC, HMT, the Council of the European Union, the United Nations and its Security Council (together, the "Sanctions Authorities").

"Sanctions List" means the "Specially Designated Nationals and Blocked Persons" list issued by OFAC, the "Consolidated List of Financial Sanctions Targets and Investment Ban List" issued by HMT, the Consolidated list of persons, groups and entities subject to European Union financial sanctions and the United Nations or any similar list issued or maintained or made public by any of the Sanctions Authorities, as applicable.

"Secured Liabilities" means all present and future obligations and liabilities, (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of each Transaction Obligor to the Lender under or in connection with each Finance Document.

"Security" means a mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.

"Security Assets" means all of the assets of the Transaction Obligors which from time to time are, or are expressed to be, the subject of the Transaction Security.

"Security Document" means:

(a) any Mortgage;

(b) any Deed of Covenant;

(c) any General Assignment;

(d) any Charter Assignment;

(e) the Account Security;

(f) any other document (whether or not it creates Security) which is executed as security for the Secured Liabilities; or

(g) any other document designated as such by the Lender and the Borrowers.

"Security Period" means the period starting on the date of this Agreement and ending on the date on which the Lender is satisfied that there is no outstanding Commitment in force and that the Secured Liabilities have been irrevocably and unconditionally paid and discharged in full.

"Security Property" means:

(a) the Transaction Security expressed to be granted in favour of the Lender and all proceeds of that Transaction Security;

(b) all obligations expressed to be undertaken by a Transaction Obligor to pay amounts in relation to the Secured Liabilities to the Lender and secured by the Transaction Security together with all representations and warranties expressed to be given by a Transaction Obligor or any other person in favour of the Lender; and

(c) the Lender’s interest in any turnover trust created under the Finance Documents.

"Selection Notice" means a notice substantially in the form set out in Part B of Schedule 3 (Requests) given in accordance with Clause 10 (Interest Periods).

"Ship" means Ship A, Ship B, Ship C, Ship D, Ship E, Ship F or Ship G.

"Ship A" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Ship B" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Ship C" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Ship D" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Ship E" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Ship F" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Ship G" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Shipbuilding Contract" has the meaning given to it in Schedule 4 (Details of the Ships and Other Definitions).

"Specified Time" means a day or time determined in accordance with Schedule 5 (Timetables).

"Subsidiary" means that a company (S) is a subsidiary of another company (P) if:

(a) a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P; and

(b) P has direct or indirect control over a majority of the voting rights attached to the issued shares of S;

and any company of which S is a subsidiary is a parent company of S.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Tax Credit" has the meaning given to it in Clause 13.1 (Definitions).

"Tax Deduction" has the meaning given to it in Clause 13.1 (Definitions).

"Tax Payment" has the meaning given to it in Clause 13.1 (Definitions).

"Term Rate Loan" means the Loan, any part of the Loan or, if applicable, Unpaid Sum which is not a Compounded Rate Loan.

"Term Reference Rate" means, in relation to a Term Rate Loan:

(a) the applicable Term SOFR as of the Specified Time and for a period equal in length to the Interest Period of that Term Rate Loan; or

(b) as otherwise determined pursuant to Clause 11.1 (Unavailability of Term SOFR before Rate Switch Date),

and if, in either case, that rate is less than zero, the Term Reference Rate shall be deemed to be zero.

"Term SOFR" means the term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant period published (before any correction, recalculation or republication by the administrator) by CME Group Benchmark Administration Limited (or any other person which takes over the publication of that rate).

"Termination Date" means in relation to:

(a) Tranche A, the date falling 60 Months from the Utilisation Date of the Advance under Tranche A; and

(b) Tranche B, the date falling 60 Months from the Utilisation Date of the Advance under Tranche B.

"Third Parties Act" has the meaning given to it in Clause 1.5 (Third party rights).

"Total Loss" means, in relation to a Ship:

(a) any actual, constructive, compromised, agreed or arranged total loss of that Ship;

(b) any Requisition; or

(c) any hijacking, forfeiture, theft, condemnation, capture, seizure, arrest, detention or confiscation of that Ship not falling within the definition of Requisition by any Government Entity, or by persons allegedly acting or purporting to act on behalf of any Government Entity, unless (i) the Ship be released and restored to the relevant Borrower within ninety days after such incident, or (ii) if relevant underwriters confirm in writing (in customary terms) prior to the end of such ninety day period that such capture, seizure, detention or confiscation will be fully covered by the relevant Borrower's war risks insurance, the shorter of six months and such period for which cover is confirmed to attach.

"Total Loss Date" means, in relation to the Total Loss of a Ship:

(a) in the case of an actual loss of that Ship, the date on which it occurred or, if that is unknown, the date when that Ship was last heard of;

(b) in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earlier of:

(i) the date on which a notice of abandonment is given (or deemed or agreed to be given) to the insurers; and

(ii) the date of any compromise, arrangement or agreement made by or on behalf of the relevant Borrower with that Ship's insurers in which the insurers agree to treat that Ship as a total loss;

(c) in the case of a Requisition, the date on which that Requisition occurs; and

(d) in the case of any other type of Total Loss, the date (or the most likely date) on which it appears to the Lender that the event constituting the total loss occurred.

"Tranche" means Tranche A or Tranche B.

"Tranche A" means that part of the Loan made or to be made available to refinance the Existing Indebtedness in a principal amount not exceeding the lesser of (i) 55 per cent. of the aggregate Initial Market Value of Ship A, Ship B, Ship C, Ship D, Ship E and Ship F, (ii) the Existing Indebtedness as at the Utilisation Date of Tranche A and (iii) $85,000,000.

"Tranche B" means that part of the Loan made or to be made available to finance in part the acquisition of cost of Ship G in a principal amount not exceeding the lesser of (i) 70 per cent. of the Initial Market Value of Ship G, (ii) 70 per cent. of the Contract Price, (iii) a principal amount, which when aggregated with the Advance under Tranche A outstanding equals an amount equal to 70 per cent. of the aggregate Market Value of the Ships at the Delivery Date and (iv) $45,000,000.

"Transaction Document" means:

(a) a Finance Document;

(b) any Charter which is assignable in accordance with Clause 23.21 (Charter assignment);

(c) any Charter Guarantee which is assignable in accordance with Clause 23.21 (Charter assignment);

(d) the Shipbuilding Contract; or

(e) any other document designated as such by the Lender and a Borrower.

"Transaction Obligor" means a Borrower, the Guarantor, any Approved Manager who is a member of the Group or any other member of the Group who executes a Transaction Document (other than Navios Maritime Acquisition Corporation as guarantor of the obligations of Borrower G under the Shipbuilding Contract).

"Transaction Security" means the Security created or evidenced or expressed to be created or evidenced under the Security Documents.

"UK Bail-In Legislation" means Part 1 of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutes or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

"UK Establishment" means a UK establishment as defined in the Overseas Regulations.

"Unpaid Sum" means any sum due and payable but unpaid by a Transaction Obligor under the Finance Documents.

"US" means the United States of America.

"US Tax Obligor" means:

(a) a person which is resident for tax purposes in the US; or

(b) a person some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

"Utilisation" means a utilisation of the Facility.

"Utilisation Date" means the date of a Utilisation, being the date on which the relevant Advance is to be made.

"Utilisation Request" means a notice substantially in the form set out in Part A of Schedule 3 (Requests).

"VAT" means:

(a) any value added tax imposed by the Value Added Tax Act 1994;

(b) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(c) any other tax of a similar nature, whether imposed in the United Kingdom or a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) or (b) above, or imposed elsewhere.

"Warranty" means article IX (warranty of quality) of the Shipbuilding Contract and any renewal of such warranty after the making good of any warranty claim.

"Write-down and Conversion Powers" means:

(a) in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b) in relation to the UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(c) in relation to any other applicable Bail-In Legislation:

(i) any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii) any similar or analogous powers under that Bail-In Legislation.

1.2 Construction

(a) Unless a contrary indication appears, a reference in this Agreement to:

(i) the "Account Bank", the "Lender", any "Borrower", any "Party", any "Transaction Obligor" or any other person shall be construed so as to include its successors in title and permitted assigns;

(ii) "assets" includes present and future properties, revenues and rights of every description;

(iii) a liability which is "contingent" means a liability which is not certain to arise and/or the amount of which remains unascertained;

(iv) the Lender's "cost of funds" in relation to the funding of the Loan or any part of the Loan is a reference to the average cost (determined either on an actual or a notional basis) which the Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of the Loan or that part of the Loan for a period equal in length to the Interest Period of the Loan or that part of the Loan.

(v) "document" includes a deed and also a letter, fax, email or telex;

(vi) "expense" means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable Tax including VAT;

(vii) a "Finance Document", a "Security Document" or "Transaction Document" or any other agreement or instrument is a reference to that Finance Document, Security Document or Transaction Document or other agreement or instrument as amended, replaced, novated, supplemented, extended or restated;

(viii) "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(ix) "law" includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;

(x) "proceedings" means, in relation to any enforcement provision of a Finance Document, proceedings of any kind, including an application for a provisional or protective measure;

(xi) a "person" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(xii) a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(xiii) a reference to a "Ship", its name, its flag and, if applicable, its port of registry shall include any replacement name, flag and, if applicable, replacement port of registry, in each case, as may be approved in writing from time to time by the Lender;

(xiv) a provision of law is a reference to that provision as amended or re-enacted from time to time;

(xv) a time of day is a reference to Piraeus time;

(xvi) any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of a jurisdiction other than England, be deemed to include that which most nearly approximates in that jurisdiction to the English legal term;

(xvii) words denoting the singular number shall include the plural and vice versa; and

(xviii) "including" and "in particular" (and other similar expressions) shall be construed as not limiting any general words or expressions in connection with which they are used.

(b) The determination of the extent to which a rate is "for a period equal in length" to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(c) Section, Clause and Schedule headings are for ease of reference only and are not to be used for the purposes of construction or interpretation of the Finance Documents.

(d) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under, or in connection with, any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(e) A reference in this Agreement to a page or screen of an information service displaying a rate shall include:

(i) any replacement page of that information service which displays that rate; and

(ii) the appropriate page of such other information service which displays that rate from time to time in place of that information service,

and, if such page or service ceases to be available, shall include any other page or service displaying that rate specified by the Lender after consultation with the Borrower.

(f) A reference in this Agreement to a Central Bank Rate shall include any successor rate to, or replacement rate for, that rate.

(g) Any Reference Rate Supplement overrides anything in:

(i) Schedule 6 (Reference Rate Terms); or

(ii) any earlier Reference Rate Supplement.

(h) A Compounding Methodology Supplement relating to the Cumulative Compounded RFR Rate overrides anything relating to that rate in:

(i) Schedule 7 (Cumulative Compounded RFR Rate); or

(ii) any earlier Compounding Methodology Supplement.

(i) A Potential Event of Default is "continuing" if it has not been remedied or waived and an Event of Default is "continuing" if it has not been waived.

1.3 Construction of insurance terms

In this Agreement:

"approved" means, for the purposes of Clause 21 (Insurance Undertakings), approved in writing by the Lender.

"excess risks" means, in respect of a Ship, the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of that Ship in consequence of its insured value being less than the value at which that Ship is assessed for the purpose of such claims.

"obligatory insurances" means all insurances effected, or which any Borrower is obliged to effect, under Clause 21 (Insurance Undertakings) or any other provision of this Agreement or of another Finance Document.

"policy" includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms.

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 6 of the International Hull Clauses (1/11/02) (1/11/03), clause 8 of the Institute Time Clauses (Hulls) (1/10/83) (1/11/95) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision.

"war risks" includes the risk of mines and all risks excluded by clauses 29, 30 or 31 of the International Hull Clauses (1/11/02), clauses 29 or 30 of the International Hull Clauses (1/11/03), clauses 24, 25 or 26 of the Institute Time Clauses (Hulls) (1/11/95) or clauses 23, 24 or 25 of the Institute Time Clauses (Hulls) (1/10/83) or any equivalent provision.

1.4 Agreed forms of Finance Documents

References in Clause 1.1 (Definitions) to any Finance Document being in "agreed form" are to that Finance Document:

(a) in a form attached to a certificate dated the same date as this Agreement (and signed by each Borrower and the Lender); or

(b) in any other form agreed in writing between each Borrower and the Lender.

1.5 Third party rights

(a) Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act") to enforce or to enjoy the benefit of any term of this Agreement.

(b) Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(c) Any Affiliate, Receiver or Delegate or any other person described in paragraph (f) of Clause 15.2 (Other indemnities), may, subject to this Clause 1.5 (Third party rights) and the Third Parties Act, rely on any Clause of this Agreement which expressly confers rights on it.

Section 2

The Facility

2 The Facility

2.1 The Facility

Subject to the terms of this Agreement, the Lender makes available to the Borrowers a dollar term loan facility in two Tranches in an aggregate amount not exceeding the Commitment.

3 Purpose

3.1 Purpose

Each Borrower shall apply all amounts borrowed by it under the Facility only for the purpose stated in the preamble (Background) to this Agreement.

3.2 Monitoring

The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4 Conditions of Utilisation

4.1 Initial conditions precedent

The Borrowers may not deliver a Utilisation Request unless the Lender has received all of the documents and other evidence listed in Part A of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Lender.

4.2 Further conditions precedent

The Lender will only be obliged to comply with Clause 5.4 (Advances) if:

(a) on the date of the Utilisation Request and on the proposed Utilisation Date and before the Advance is made available:

(i) no Default has occurred or would result from the proposed Advance;

(ii) the Repeating Representations to be made by each Transaction Obligor are true;

(iii) in the case of the Advance under Tranche B, no event described in paragraphs (a) to (c) of Clause 7.4 (Mandatory prepayment on default under Shipbuilding Contract) has occurred; and

(iv) in the case of an Advance under each Tranche, the Ship in respect of which such Advance is to be made has neither been sold nor become a Total Loss;

(b) in the case of the Advance under Tranche A, the Lender has received on or before the relevant Utilisation Date, or is satisfied it will receive when the Advance is made available or when the Existing Indebtedness has been refinanced in full, all of the documents and other evidence listed in Part B of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Lender; and

(c) in the case of the Advance under Tranche B, the Lender has received on or before the relevant Utilisation Date, or is satisfied that it will receive when the Advance is made available or when Ship G has been delivered and title has passed to Borrower G, all of the documents and other evidence listed in Part C of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Lender.

4.3 Notification of satisfaction of conditions precedent

The Lender shall notify the Borrowers promptly upon being satisfied as to the satisfaction of the conditions precedent referred to in Clause 4.1 (Initial conditions precedent) and Clause 4.2 (Further conditions precedent).

4.4 Waiver of conditions precedent

If the Lender, at its discretion, permits an Advance to be borrowed before any of the conditions precedent referred to in Clause 4.1 (Initial conditions precedent) or Clause 4.2 (Further conditions precedent) has been satisfied, the Borrowers shall ensure that that condition is satisfied within five Business Days after the relevant Utilisation Date or such later date as the Lender may agree in writing with the Borrowers.

Section 3

Utilisation

5 Utilisation

5.1 Delivery of a Utilisation Request

(a) The Borrowers may utilise the Facility by delivery to the Lender of a duly completed Utilisation Request not later than the Specified Time.

(b) The Borrowers may not deliver more than one Utilisation Request under each of Tranche A and Tranche B.

5.2 Completion of a Utilisation Request

(a) Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i) the proposed Utilisation Date is a Business Day within the relevant Availability Period;

(ii) the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii) the proposed Interest Period complies with Clause 10 (Interest Periods).

(b) Only one Advance may be requested in each Utilisation Request.

5.3 Currency and amount

(a) The currency specified in a Utilisation Request must be dollars.

(b) The amount of the proposed Advance must be an amount which is not more than:

(i) in respect of the Advance under Tranche A, not exceeding the lesser of (i) 55 per cent. of the aggregate Initial Market Value of Ship A, Ship B, Ship C, Ship D, Ship E and Ship F, (ii) the Existing Indebtedness as at the Utilisation Date of Tranche A and (iii) $85,000,000; and

(ii) in respect of the Advance under Tranche B, not exceeding the lesser of (i) 70 per cent. of the Initial Market Value of Ship G, (ii) 70 per cent. of the Contract Price, (iii) a principal amount, which when aggregated with the Advance under Tranche A outstanding equals an amount equal to 70 per cent. of the aggregate Market Value of the Ships at the Delivery Date and (iv) $45,000,000.

(c) The amount of the proposed Advance must be an amount which is not more than the Available Facility.

(d) The amount of the proposed Advance must be an amount which would not oblige the Borrowers to provide additional security or prepay part of the Advance if the ratio set out in Clause 24 (Security Cover) were applied and notice was given by the Lender under Clause 24.1 (Minimum required security cover) immediately after the Advance was made.

5.4 Advances

If the conditions set out in this Agreement have been met, the Lender shall make each Advance available by the Utilisation Date through its Facility Office.

5.5 Cancellation of Commitment

The Commitment in respect of any Tranche which is unutilised at the end of the Availability Period for such Tranche shall then be cancelled.

5.6 Payment to third parties

The Borrowers irrevocably authorise the Lender on each Utilisation Date, to pay to, or for the account of, the relevant Borrower which is to utilise the relevant Advance, such Advance. That payment shall be made:

(a) in the case of Tranche A, to the account of the Existing Agent specified in the relevant Utilisation Request and released in accordance with an MT199 agreed between the Lender and the Existing Agent; and

(b) in the case of Tranche B, to the account of the Builder's bank specified in the relevant Utilisation Request and released in accordance with an MT199 agreed between the Lender and the Builder.

5.7 Disbursement of Advance to third party

Payment by the Lender under Clause 5.6 (Payment to third parties) to a person other than a Borrower shall constitute the making of the relevant Advance and the Borrowers shall at that time become indebted, as principal and direct obligor, to the Lender in an amount equal to that Advance.

5.8 Prepositioning of funds

If, in respect of any proposed Advance under Tranches A or B, the Lender, at the request of the Borrowers and on terms acceptable to the Lender and in its absolute discretion, prepositions funds with any bank, each Borrower:

(a) agree to pay interest on the amount of the funds so prepositioned at the rate described in Clause 9.1 (Calculation of interest – Term Rate Loans) on the basis of successive interest periods of one day and so that interest shall be paid together with the first payment of interest on such Advance after its Utilisation Date or, if such Utilisation Date does not occur, within three Business Days of demand by the Lender; and

(b) shall, without duplication, indemnify the Lender against any costs, loss or liability it may incur in connection with such arrangement.

Section 4

Repayment, Prepayment and Cancellation

6 Repayment

6.1 Repayment of Loan

The Borrowers shall repay the Loan as follows:

(a) Tranche A shall be repaid by 20 consecutive quarterly instalments, each of the first eight instalments in an amount of $3,500,000, followed by eight instalments each in an amount of $2,000,000 and the remaining four instalments each in an amount of $1,500,000 ("Repayment Instalments A"), the first of which shall be repaid on the date falling three Months after the Utilisation Date in respect of Tranche A and the last on the Termination Date of Tranche A together with a balloon instalment in an amount of $35,000,000 ("Balloon Instalment A"); and

(b) Tranche B shall be repaid by 20 equal consecutive quarterly instalments, each in an amount of $750,000 ("Repayment Instalments B" and together with Repayment Instalments A, the "Repayment Instalments"), the first of which shall be repaid on the date falling three Months after the Utilisation Date in respect of Tranche B and the last on the Termination Date of Tranche B together with a balloon instalment in an amount of $30,000,000 ("Balloon Instalment B" and together with Ballon Instalment A, the "Balloon Instalments").

6.2 Reduction of Repayment Instalments

If any part of a Tranche is cancelled, its Repayment Instalments and its Balloon Instalment shall be reduced pro rata by the amount cancelled.

6.3 Termination Date

On each Termination Date, the Borrowers shall additionally pay to the Lender all other sums then accrued and owing under the Finance Documents.

6.4 Reborrowing

No Borrower may reborrow any part of the Facility which is repaid.

7 Prepayment and Cancellation

7.1 Illegality and Sanctions affecting the Lender

If it becomes unlawful or contrary to Sanctions in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain all or any part of the Loan or to determine or charge interest rates based upon Term SOFR, or it becomes unlawful for any Affiliate of the Lender for the Lender to do so:

(a) the Lender shall promptly notify the Borrowers upon becoming aware of that event and the Available Facility will be immediately cancelled; and

(b) the Borrowers shall prepay the Loan on the last day of the Interest Period for the Loan occurring after the Lender has notified the Borrowers or, if earlier, the date specified by the

Lender in the notice delivered to the Borrowers (being no earlier than the last day of any applicable grace period permitted by law) and the Commitment shall be cancelled; and

(c) accrued interest and all other amounts accrued for the Lender under the Finance Documents shall be immediately due and payable.

7.2 Voluntary and automatic cancellation

(a) The Borrowers may, if they give the Lender not less than five Business Days' (or such shorter period as the Lender may agree) prior notice, cancel the whole or any part of the Available Facility. Any cancellation under this Clause 7.2 (Voluntary and automatic cancellation) shall reduce the amount of each Repayment Instalment and each Balloon Instalment pro rata.

(b) The unutilised Commitment (if any) shall be automatically cancelled at close of business on the date on which the Advance under Tranche B is made available.

7.3 Voluntary prepayment of Loan

(a) Subject to paragraph (b) below, the Borrowers may, if they give the Lender not less than five RFR Banking Days (or such shorter period as the Lender may agree) prior notice, prepay the whole or any part of the Loan (but, if in part, being an amount that reduces the amount of the Loan by a minimum amount of $100,000 or a multiple of that amount).

(b) Each Tranche may only be prepaid after the last day of the Availability Period relating to that Tranche.

(c) Any partial prepayment under this Clause 7.3 (Voluntary prepayment of Loan) shall reduce pro rata the amount of each Repayment Instalment and each Balloon Instalment.

7.4 Mandatory prepayment on default under Shipbuilding Contract

If:

(a) any of the events specified in Clause 26.7 (Insolvency), Clause 26.8 (Insolvency proceedings) or Clause 26.9 (Creditors’ process) occurs in relation to the Builder;

(b) any of the events specified in article XI (default by the buyers and builder) of the Shipbuilding Contract occurs and the Shipbuilding Contract is terminated;

(c) Ship G has not been delivered to, and accepted by, Borrower G by the date specified in article VII (delivery) of the Shipbuilding Contract and article VIII (delays and extensions of time (force majeure)) of the Shipbuilding Contract, then:

(i) the Borrowers shall promptly notify the Lender upon becoming aware of that event; and

(ii) the Lender may cancel Tranche B and declare Tranche B, together with interest accrued on it, and all other amounts relating to it and accrued under the Finance Documents immediately due and payable, whereupon Tranche B will be cancelled and all such outstanding amounts will become immediately due and payable.

7.5 Mandatory prepayment on sale or Total Loss

(a) If a Ship is sold (without prejudice to paragraph (a) of Clause 20.12 (Disposals)) or becomes a Total Loss, the Borrowers shall on the Relevant Date prepay Relevant Percentage of the Loan.

(b) On the Relevant Date, the Borrowers shall also prepay such part of the Loan as shall eliminate any shortfall arising if the ratio set out in Clause 24 (Security Cover) were applied immediately following the payment referred to in paragraph (a) above.

(c) If an Event of Default has occurred and is continuing, any remaining proceeds of the sale or Total Loss of a Ship after the prepayment referred to in paragraph (a) and paragraph (b) above has been made together with all other amounts that are payable on any such prepayment pursuant to the Finance Documents shall be paid by the Borrower that owned the relevant Ship to cure such Event of Default.

(d) Provided that no Event of Default has occurred and is continuing, any remaining proceeds of the sale or Total Loss of a Ship after the prepayment referred to in paragraph (a) and paragraph (b) above has been made together with all other amounts that are payable on any such prepayment pursuant to the Finance Documents shall be paid to the Borrower that owned the relevant Ship.

(e) In this Clause 7.5 (Mandatory prepayment on sale or Total Loss):

"Index Amount" means, in relation to a Ship, as at the Relevant Date, the sale price of that Ship sold or to be sold in the case of a sale or the Market Value of that Ship in the case of a Total Loss of that Ship.

"Relevant Date" means:

(a) in the case of a sale of a Ship, on or before the date on which the sale is completed by delivery of that Ship to the buyer of that Ship; and

(b) in the case of a Total Loss of a Ship, on the earlier of:

(i) the date falling 90 days after the Total Loss Date; and

(ii) the date of receipt by the Lender of the proceeds of insurance relating to such Total Loss.

"Relevant Percentage" means an amount equal to the product of (i) the amount of the Loan outstanding immediately prior to completion of the sale of the relevant Ship or the Total Loss Date of the Relevant Ship multiplied by (ii) the Relevant Fraction.

"Relevant Fraction" means: an amount calculated by reference to the following formula:

Relevant Fraction = A x 100

B 1

Where:

A = the Index Amount of the Ship to be sold or which becomes a Total Loss; and

B = the Index Amount of the Ship to be sold or which has become a Total Loss plus the aggregate Market Value of the Ships subject to a Mortgage.

(f) Any partial prepayment of the Loan under this Clause 7.5 (Mandatory prepayment on sale or Total Loss) shall reduce pro rata the amount of each Repayment Instalment and each Balloon Instalment falling after that prepayment by the amount prepaid.

7.6 Restrictions

(a) Any notice of cancellation or prepayment given by any Party under this Clause 7 (Prepayment and Cancellation) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b) Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(c) No Borrower may reborrow any part of the Facility which is prepaid.

(d) No Borrower shall repay or prepay all or any part of the Loan or cancel all or any part of the Commitment except at the times and in the manner expressly provided for in this Agreement.

(e) No amount of the Commitment cancelled under this Agreement may be subsequently reinstated.

Section 5

Costs of Utilisation

8 Rate Switch

8.1 Optional Switch to Compounded Reference Rate

(a) The Borrowers may elect to switch the basis on which interest is calculated on the Loan from the Term Reference Rate to the Compounded Reference Rate by giving the Lender not less than 60 days' notice in writing (the "Optional Election Notice") specifying the date (which must be the first day of an Interest Period) on which they wish the switch to occur (the "Proposed Optional Rate Switch Date"). Unless the Lender notifies the Borrowers in writing that it is unable to agree to interest being calculated on the basis of the Compounded Reference Rate, the Proposed Optional Rate Switch Date shall be the "Rate Switch Date" and, on and from the Rate Switch Date:

(i) use of the Compounded Reference Rate will replace the use of the Term Reference Rate for the calculation of interest for the Loan or any part of the Loan; and

(ii) the Loan or any part of the Loan or Unpaid Sum shall be a "Compounded Rate Loan" and Clause 9.2 (Calculation of interest – Compounded Rate Loans) shall apply to the Loan, any such part of the Loan or Unpaid Sum.

(b) The Borrowers may serve not more than one Optional Election Notice pursuant to paragraph (a) of Clause 8.1 (Optional Switch to Compounded Reference Rate).

8.2 Delayed switch for existing Term Rate Loans

If the Rate Switch Date falls before the last day of an Interest Period for a Term Rate Loan:

(a) the Loan, relevant part of the Loan or Unpaid Sum (as applicable) shall continue to be a Term Rate Loan for that Interest Period and Clause 9.1 (Calculation of interest – Term Rate Loans) shall continue to apply to the Loan, relevant part of the Loan or Unpaid Sum (as applicable) for that Interest Period;

(b) any provision of this Agreement which is expressed to relate solely to a Compounded Rate Loan shall not apply in relation to the Loan, relevant part of the Loan or Unpaid Sum (as applicable) for that Interest Period; and

(c) on and from the first day of the next Interest Period (if any) for the Loan, relevant part of the Loan or Unpaid Sum (as applicable):

(i) the Loan, relevant part of the Loan or Unpaid Sum (as applicable) shall be a "Compounded Rate Loan"; and

(ii) Clause 9.2 (Calculation of interest – Compounded Rate Loans) shall apply to it.

8.3 Notifications by Lender

The Lender shall, promptly upon becoming aware of the occurrence of the Rate Switch Date, notify the Borrowers of that occurrence.

9 Interest

9.1 Calculation of interest – Term Rate Loans

The rate of interest on each Term Rate Loan for an Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a) Margin; and

(b) Term Reference Rate.

9.2 Calculation of interest – Compounded Rate Loans

The rate of interest on each Compounded Rate Loan for an Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a) Margin; and

(b) Compounded Reference Rate.

9.3 Payment of interest

(a) The Borrowers shall pay accrued interest on the Loan or any part of the Loan on the last day of each Interest Period (each an "Interest Payment Date").

(b) If an Interest Period for a Term Rate Loan is longer than three Months, the Borrowers shall also pay interest then accrued on that Term Rate Loan on the dates falling at three Monthly intervals after the first day of the Interest Period for that Term Rate Loan.

9.4 Default interest

(a) If a Transaction Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two per cent. per annum higher than the rate which would have been payable if the Unpaid Sum had, during the period of non-payment, constituted part of the Loan in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Lender. Any interest accruing under this Clause 9.4 (Default interest) shall be immediately payable by the Transaction Obligor on demand by the Lender.

(b) If an Unpaid Sum consists of all or part of a Term Rate Loan which became due on a day which was not the last day of an Interest Period relating to that Term Rate Loan:

(i) the first Interest Period for that Unpaid Sum shall have a duration equal to the unexpired portion of the current Interest Period relating to the Loan or that part of the Loan; and

(ii) the rate of interest applying to that Unpaid Sum during that first Interest Period shall be two per cent. per annum higher than the rate which would have applied if that Unpaid Sum had not become due.

(c) Default interest (if unpaid) arising on an Unpaid Sum will be compounded with the Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.

9.5 Notification of rates of interest

(a) The Lender shall promptly notify the Borrowers of the determination of a rate of interest under this Agreement.

(b) The Lender shall promptly notify the Borrower of each Funding Rate relating to the Loan or any part of the Loan.

10 Interest Periods

10.1 Selection of Interest Periods

(a) The Borrowers may select the Interest Period for each Tranche in the Utilisation Request for that Tranche. Subject to paragraph (f) below and Clause 10.2 (Changes to Interest Periods), the Borrowers may select each subsequent Interest Period in respect of a Tranche in a Selection Notice.

(b) Each Selection Notice is irrevocable and must be delivered to the Lender by the Borrowers not later than the Specified Time.

(c) If the Borrowers fail to select an Interest Period in the first Utilisation Request or fail to deliver a Selection Notice to the Lender in accordance with paragraphs (a) and (b) above, the relevant Interest Period will, subject to paragraph (f) below and Clause 10.2 (Changes to Interest Periods), be three Months or, if the Loan or relevant part of the Loan is a Compounded Rate Loan, the period specified in the Reference Rate Terms.

(d) Subject to this Clause 10 (Interest Periods), the Borrowers may select an Interest Period of one or three Months if the Loan or relevant part of the Loan is not a Compounded Rate Loan or, if the Loan or relevant part of the Loan is a Compounded Rate Loan, of any period specified in the Reference Rate Terms or, in either case, any other period agreed between the Borrowers and the Lender.

(e) An Interest Period in respect of a Tranche or any part of a Tranche shall not extend beyond the relevant Termination Date.

(f) In respect of a Repayment Instalment, the Borrowers may request in the relevant Selection Notice that an Interest Period for a part of the relevant Tranche equal to such Repayment Instalment shall end on the Repayment Date relating to it and, subject to paragraph (d) above, select a longer Interest Period for the remaining part of that Tranche.

(g) The first Interest Period for each Tranche shall start on the Utilisation Date relating to such Tranche and each subsequent Interest Period shall start on the last day of its preceding Interest Period.

(h) Except for the purposes of paragraph (a) and (b) above and Clause 10.2 (Changes to Interest Periods), each Tranche shall have one Interest Period only at any time.

(i) No Interest Period shall be longer than six Months.

10.2 Changes to Interest Periods

(a) In respect of a Repayment Instalment, before the commencement of an Interest Period, the Lender may establish an Interest Period for a part of the relevant Tranche equal to such Repayment Instalment to end on the Repayment Date relating to it and the remaining part of that Tranche shall have the Interest Period selected in the relevant Selection Notice, subject to paragraph (d) of Clause 10.1 (Selection of Interest Periods).

(b) If the Lender makes any change to an Interest Period referred to in this Clause 10.2 (Changes to Interest Periods), it shall promptly notify the Borrowers.

(c) If, pursuant to this Agreement, any accrued interest on a Compounded Rate Loan becomes payable prior to the last day of an Interest Period for a Compounded Rate Loan, that Interest Period shall:

(i) for the purposes only of calculating that accrued interest, and in relation only to a Compounded Rate Loan, be treated as ending on the day on which that accrued interest becomes payable pursuant to this Agreement; and

(ii) for all other purposes under this Agreement (including, without limitation in relation to the incurrence of Break Costs), continue to end, and shall be treated as ending, on the last day of that Interest Period.

10.3 Non-Business Days

(a) Other than where paragraph (b) below applies, if an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

(b) In respect of any Compounded Rate Loan, if there are rules specified as "Business Day Conventions" in the Reference Rate Terms, those rules shall apply to each Interest Period for that Compounded Rate Loan.

11 Changes to the Calculation of Interest

11.1 Unavailability of Term SOFR before Rate Switch Date

(a) Interpolated Term SOFR: If no Term SOFR is available for the Interest Period of the Loan or any part of the Loan, the applicable Term Reference Rate shall be the Interpolated Term SOFR for a period equal in length to the Interest Period of the Loan or that part of the Loan.

(b) Historic Term SOFR: If no Term SOFR is available for the Interest Period of the Loan or any part of the Loan and it is not possible to calculate the Interpolated Term SOFR, the applicable Term Reference Rate shall be the Historic Term SOFR for the Loan or that part of the Loan.

(c) Interpolated Historic Term SOFR: If paragraph (b) above applies but no Historic Term SOFR is available for the Interest Period of the Loan or any part of the Loan, the applicable Term Reference Rate shall be the Interpolated Historic Term SOFR for a period equal in length to the Interest Period of the Loan or that part of the Loan.

(d) Compounded Rate Loan: If paragraph (c) above applies but it is not possible to calculate the Interpolated Historic Term SOFR, then:

(i) there shall be no Term Reference Rate for the Loan or that part of the Loan (as applicable) and Clause 9.1 (Calculation of interest – Term Rate Loans) will not apply for that Interest Period for the Loan or that part of the Loan; and

(ii) the Loan or that part of the Loan shall be a "Compounded Rate Loan" for that Interest Period and Clause 9.2 (Calculation of interest – Compounded Rate Loans) shall apply to the Loan or that part of the Loan (as applicable).

11.2 Interest calculation if no RFR or Central Bank Rate

If:

(a) there is no RFR or Central Bank Rate for an RFR Banking Day during an Interest Period for a Compounded Rate Loan for the purposes of calculating the Cumulative Compounded RFR Rate for that Interest Period; and

(b) "Cost of funds will apply as a fallback" is specified in the Reference Rate Terms,

Clause 11.4 (Cost of funds) shall apply to that Compounded Rate Loan (as applicable) for that Interest Period.

11.3 Market disruption

(a) If In the case of a Term Rate Loan, if before close of business in Athens on the Quotation Day for the relevant Interest Period, the Lender notifies the Borrowers that its cost of funds relating to the Loan or the relevant part of the Loan would be in excess of the applicable Market Disruption Rate then Clause 11.4 (Cost of funds) shall apply to the Loan or that part of the Loan (as applicable) for the relevant Interest Period.

(b) In the case of a Compounded Rate Loan, if:

(i) a Market Disruption Rate is specified in the Reference Rate Terms; and

(ii) before the Reporting Time for the Loan or any part of the Loan, the Lender notifies the Borrowers that its cost of funds relating to its participation in the Loan or the relevant part of the Loan would be in excess of the applicable Market Disruption Rate, then Clause 11.4 (Cost of funds) shall apply to the Loan or that part of the Loan (as applicable) for the relevant Interest Period.

11.4 Cost of funds

(a) If this Clause 11.4 (Cost of funds) applies to the Loan or part of the Loan for an Interest Period, neither Clause 9.1 (Calculation of interest – Term Rate Loans) nor Clause 9.2 (Calculation of interest – Compounded Rate Loans) shall apply to the Loan or that part of the Loan for that Interest Period and the rate of interest on the Loan or that part of the Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i) the Margin; and

(ii) the rate notified to the Borrowers by the Lender as soon as practicable and in any event:

(A) in relation to a Term Rate Loan, before interest is due to be paid in respect of that Interest Period; or

(B) in relation to a Compounded Rate Loan, by the Reporting Time for that Compounded Rate Loan,

to be that which expresses as a percentage rate per annum its cost of funds relating to the Loan or that part of the Loan.

(b) If this Clause 11.4 (Cost of funds) applies and the Lender or the Borrowers so require, the Lender and the Borrowers shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

(c) Any substitute or alternative basis agreed pursuant to paragraph (b) above shall, be binding on all Parties.

(d) If this Clause 11.4 (Cost of funds) applies, the Lender shall, as soon as practicable, notify the Borrowers.

11.5 Break Costs

(a) Subject to paragraph (b) below, the Borrowers shall pay to the Lender its Break Costs (if any) attributable to all or any part of the Loan or Unpaid Sum being paid by a Borrower on a day prior to the last day of an Interest Period for the Loan, the relevant part of the Loan or that Unpaid Sum.

(b) Paragraph (a) above shall apply in respect of a Compounded Rate Loan if an amount is specified as Break Costs in the Reference Rate Terms.

12 Fees

12.1 Commitment fee

(a) The Borrowers shall pay to the Lender a fee computed at the rate of 0.30 per cent. per annum on the Available Facility from time to time for any Availability Period.

(b) The accrued commitment fee is payable quarterly in arrears on the undrawn and uncancelled amount of Tranche B for the period commencing from the date of this Agreement until and including the earlier of (i) the last day of the Availability Period for Tranche B and (ii) the Utilisation Date of Tranche B and, if cancelled, on the cancelled amount of the Available Facility at the time the cancellation is effective.

12.2 Arrangement fee

The Borrowers shall pay to the Lender an arrangement fee in the amount and at the times agreed in a Fee Letter.

Section 6

Additional Payment Obligations

13 Tax Gross Up and Indemnities

13.1 Definitions

(a) In this Agreement:

"Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

"Tax Payment" means either the increase in a payment made by a Borrower to the Lender under Clause 13.2 (Tax gross-up) or a payment under Clause 13.3 (Tax indemnity).

(b) Unless a contrary indication appears, in this Clause 13 (Tax Gross Up and Indemnities) reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

13.2 Tax gross-up

(a) Each Borrower shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b) The Borrowers shall promptly upon becoming aware that a Borrower must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Lender accordingly. Similarly, the Lender shall notify the Borrowers and that Borrower on becoming so aware in respect of a payment payable to the Lender.

(c) If a Tax Deduction is required by law to be made by a Borrower, the amount of the payment due from that Borrower shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d) If a Borrower is required to make a Tax Deduction, that Borrower shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e) Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower making that Tax Deduction shall deliver to the Lender evidence reasonably satisfactory to the Lender that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

13.3 Tax indemnity

(a) The Borrowers shall (within three Business Days of demand by the Lender) pay to the Lender an amount equal to the loss, liability or cost which the Lender determines will be or has been (directly or indirectly) suffered for or on account of Tax by the Lender in respect of a Finance Document.

(b) Paragraph (a) above shall not apply:

(i) with respect to any Tax assessed on the Lender:

(A) under the law of the jurisdiction in which the Lender is incorporated or, if different, the jurisdiction (or jurisdictions) in which the Lender is treated as resident for tax purposes; or

(B) under the law of the jurisdiction in which the Lender's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by the Lender; or

(ii) to the extent a loss, liability or cost:

(A) is compensated for by an increased payment under Clause 13.2 (Tax gross-up); or

(B) relates to a FATCA Deduction required to be made by a Party.

(c) The Lender shall, if making, or intending to make, a claim under paragraph (a) above, promptly notify the Borrowers of the event which will give, or has given, rise to the claim.

13.4 Tax Credit

If a Borrower makes a Tax Payment and the Lender determines that:

(a) a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was received; and

(b) the Lender has obtained and utilised that Tax Credit,

the Lender shall pay an amount to the Borrower which the Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Borrower.

13.5 Stamp taxes

The Borrowers shall pay and, within three Business Days of demand, indemnify the Lender against any cost, loss or liability which the Lender incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

13.6 VAT

(a) All amounts expressed to be payable under a Finance Document by any Party to the Lender which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, if VAT is or becomes chargeable on any supply made by the Lender to any Party under a Finance Document and the Lender is required to account to the relevant tax authority for the VAT, that Party must pay to the Lender (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and the Lender must promptly provide an appropriate VAT invoice to that Party).

(b) Where a Finance Document requires any Party to reimburse or indemnify the Lender for any cost or expense, that Party shall reimburse or indemnify (as the case may be) the Lender for the full amount of such cost or expense, including such part of it as represents VAT, save to the extent that the Lender reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(c) Any reference in this Clause 13.6 (VAT) to any Party shall, at any time when that Party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union or equivalent provisions imposed elsewhere) so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time or the relevant representative member (or representative or head) of that group or unity at the relevant time (as the case may be).

(d) In relation to any supply made by the Lender to any Party under a Finance Document, if reasonably requested by the Lender, that Party must promptly provide the Lender with details of that Party's VAT registration and such other information as is reasonably requested in connection with the Lender's VAT reporting requirements in relation to such supply.

13.7 FATCA Information

(a) Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i) confirm to that other Party whether it is:

(A) a FATCA Exempt Party; or

(B) not a FATCA Exempt Party; and

(ii) supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA; and

(iii) supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b) If a Party confirms to another Party pursuant to sub-paragraph (i) of paragraph (a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c) Paragraph (a) above shall not oblige the Lender to do anything and sub-paragraph (iii) of paragraph (a) above shall not oblige any other Party to do anything which would or might in its reasonable opinion constitute a breach of:

(i) any law or regulation;

(ii) any fiduciary duty; or

(iii) any duty of confidentiality.

(d) If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with sub-paragraph (i) or (ii) of paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

13.8 FATCA Deduction

(a) Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b) Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment.

14 Increased Costs

14.1 Increased costs

(a) Subject to Clause 14.3 (Exceptions), the Borrowers shall, within three Business Days of a demand by the Lender, pay for the account of the Lender the amount of any Increased Costs incurred by the Lender or any of its Affiliates as a result of:

(i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; or

(ii) compliance with any law or regulation made,

in each case after the date of this Agreement; or

(iii) the implementation, application of or compliance with Basel III or CRD IV or any law or regulation that implements or applies Basel III or CRD IV.

(b) In this Agreement:

(i) "Basel III" means:

(A) the agreements on capital requirements, a leverage ratio and liquidity standards contained in "Basel III: A global regulatory framework for more resilient banks and banking systems", "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(B) the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(C) any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

(ii) "CRD IV" means:

(A) Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012, as amended by, amongst others, Regulation (EU) 2019/876;

(B) Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, as amended by, amongst others, Directive (EU) 2019/878; and

(C) any other law or regulation which implements Basel III.

(iii) "Increased Costs" means:

(A) a reduction in the rate of return from the Facility or on the Lender's (or its Affiliate's) overall capital;

(B) an additional or increased cost; or

(C) a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by the Lender or any of its Affiliates to the extent that it is attributable to the Lender having entered into the Commitment or funding or performing its obligations under any Finance Document.

14.2 Increased cost claims

If the Lender intends to make a claim pursuant to Clause 14.1 (Increased costs) it shall promptly notify the Borrowers.

14.3 Exceptions

Clause 14.1 (Increased costs) does not apply to the extent any Increased Cost is:

(a) attributable to a Tax Deduction required by law to be made by a Borrower;

(b) attributable to a FATCA Deduction required to be made by a Party;

(c) compensated for by Clause 13.3 (Tax indemnity) (or would have been compensated for under Clause 13.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 13.3 (Tax indemnity) applied); or

(d) attributable to the wilful breach by the Lender or its Affiliates of any law or regulation.

15 Other Indemnities

15.1 Currency indemnity

(a) If any sum due from a Borrower under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

(i) making or filing a claim or proof against that Borrower; or

(ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Borrower shall, as an independent obligation, on demand, indemnify the Lender against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b) Each Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

15.2 Other indemnities

(a) Each Borrower shall, on demand, indemnify the Lender and any Receiver and Delegate against:

(i) any cost, loss or liability incurred by it as a result of:

(A) the occurrence of any Event of Default;

(B) a failure by a Transaction Obligor to pay any amount due under a Finance Document on its due date;

(C) funding, or making arrangements to fund, an Advance requested by the Borrowers in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by the Lender alone); or

(D) the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrowers; or

(E) investigating any event which it reasonably believes is a Default; and

(ii) any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Lender (otherwise than by reason of the Lender’s gross negligence or wilful misconduct) or, in the case of any cost, loss or liability pursuant to Clause 29.8 (Disruption to Payment Systems etc.) notwithstanding the Lender’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Lender in acting as Lender under the Finance Documents.

(b) Each Borrower shall, on demand, indemnify the Lender, each Affiliate of the Lender and any Receiver and Delegate and each officer or employee of the Lender or its Affiliate or any Receiver or Delegate (as applicable) (each such person for the purposes of this Clause 15.2 (Other indemnities) an "Indemnified Person"), against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by that Indemnified Person pursuant to or in connection with any litigation, arbitration or administrative proceedings or regulatory enquiry, in connection with or arising out of the entry into and the transactions contemplated by the Finance Documents, having the benefit of any Security constituted by the Finance Documents or which relates to the condition or operation of, or any incident occurring in relation to, any Ship unless such cost, loss or liability is caused by the gross negligence or wilful misconduct of that Indemnified Person.

(c) No Party other than the Lender or the Receiver or Delegate (as applicable) may take any proceedings against any officer, employee or agent of the Lender or the Receiver or Delegate (as applicable) in respect of any claim it might have against the Lender or the Receiver or Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document or any Security Property.

(d) Without limiting, but subject to any limitations set out in paragraph (b) above, the indemnity in paragraph (b) above shall cover any cost, loss or liability incurred by each Indemnified Person in any jurisdiction:

(i) arising or asserted under or in connection with any law relating to safety at sea, the ISM Code, any Environmental Law or any Sanctions; or

(ii) in connection with any Environmental Claim.

(e) Each Borrower shall, on demand, indemnify the Lender and every Receiver and Delegate against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by any of them:

(i) in relation to or as a result of:

(A) any failure by a Borrower to comply with its obligations under Clause 16 (Costs and Expenses);

(B) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(C) the taking, holding, protection or enforcement of the Finance Documents and the Transaction Security;

(D) the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Lender and each Receiver and Delegate by the Finance Documents or by law;

(E) any default by any Transaction Obligor in the performance of any of the obligations expressed to be assumed by it in the Finance Documents;

(F) any action by any Transaction Obligor which vitiates, reduces the value of, or is otherwise prejudicial to, the Transaction Security; and

(G) instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under the Finance Documents;

(ii) which otherwise relates to any of the Security Property or the performance of the terms of this Agreement or the other Finance Documents (otherwise, in each case, than by reason of the Lender’s or Receiver’s or Delegate’s gross negligence or wilful misconduct).

(f) Any Affiliate or Receiver or any officer or employee of the Lender, or of any of its Affiliates or any Receiver (as applicable) may rely on this Clause 15.2 (Other indemnities) and the provisions of the Third Parties Act, subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

16 Costs and Expenses

16.1 Transaction expenses

The Borrowers shall, on demand, pay the Lender the amount of all costs and expenses (including legal fees) incurred by it in connection with the negotiation, preparation, printing, execution and perfection of:

(a) this Agreement and any other documents referred to in this Agreement or in a Security Document; and

(b) any other Finance Documents executed after the date of this Agreement.

16.2 Amendment costs

Subject to Clause 16.4 (Reference rate transition costs) if:

(a) a Transaction Obligor requests an amendment, waiver or consent;

(b) an amendment is required pursuant to Clause 29.6 (Change of currency); or

(c) a Transaction Obligor requests, and the Lender agrees to, the release of all or any part of the Security Assets from the Transaction Security,

the Borrowers shall, on demand, reimburse the Lender for the amount of all costs and expenses (including legal fees) incurred by the Lender in responding to, evaluating, negotiating or complying with that request or requirement.

16.3 Enforcement and preservation costs

The Borrowers shall, on demand, pay to the Lender the amount of all costs and expenses (including legal fees) incurred by the Lender in connection with the enforcement of, or the preservation of any rights under, any Finance Document or the Transaction Security and with any proceedings instituted by or against the Lender as a consequence of it entering into a Finance Document, taking or holding the Transaction Security, or enforcing those rights.

16.4 Reference rate transition costs

The Borrowers shall on demand reimburse the Lender for the amount of all costs and expenses (including legal fees) incurred by the Lender in connection with:

(a) the negotiation or entry into of any Reference Rate Supplement or Compounding Methodology Supplement; or

(b) any amendment, waiver or consent which relates to:

(i) the transition to the Compounded Reference Rate;

(ii) any Reference Rate Supplement or Compounding Methodology Supplement; or

(iii) any change arising as a result of an amendment required under Clause 40.1 (Changes to reference rates).

Section 7

Joint and Several Liability of Borrowers

17 Joint and Several Liability of the Borrowers

17.1 Joint and several liability

All liabilities and obligations of the Borrowers under this Agreement shall, whether expressed to be so or not, be joint and several.

17.2 Waiver of defences

The liabilities and obligations of a Borrower shall not be impaired by:

(a) this Agreement being or later becoming void, unenforceable or illegal as regards any other Borrower;

(b) the Lender entering into any rescheduling, refinancing or other arrangement of any kind with any other Borrower;

(c) the Lender releasing any other Borrower or any Security created by a Finance Document;

(d) any time, waiver or consent granted to, or composition with any other Borrower or other person;

(e) the release of any other Borrower or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(f) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any other Borrower or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(g) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any other Borrower or any other person;

(h) any amendment, novation, supplement, extension, restatement (however fundamental, and whether or not more onerous) or replacement of a Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(i) any unenforceability, illegality or invalidity of any obligation or any person under any Finance Document or any other document or security; or

(j) any insolvency or similar proceedings.

17.3 Principal Debtor

Each Borrower declares that it is and will, throughout the Security Period, remain a principal debtor for all amounts owing under this Agreement and the Finance Documents and no

Borrower shall, in any circumstances, be construed to be a surety for the obligations of any other Borrower under this Agreement.

17.4 Borrower restrictions

(a) Subject to paragraph (b) below, during the Security Period no Borrower shall:

(i) claim any amount which may be due to it from any other Borrower whether in respect of a payment made under, or matter arising out of, this Agreement or any Finance Document, or any matter unconnected with this Agreement or any Finance Document;

(ii) take or enforce any form of security from any other Borrower for such an amount, or in any way seek to have recourse in respect of such an amount against any asset of any other Borrower;

(iii) set off such an amount against any sum due from it to any other Borrower;

(iv) prove or claim for such an amount in any liquidation, administration, arrangement or similar procedure involving any other Borrower; or

(v) exercise or assert any combination of the foregoing.

(b) If during the Security Period, the Lender, by notice to a Borrower, requires it to take any action referred to in paragraph (a) above in relation to any other Borrower, that Borrower shall take that action as soon as practicable after receiving the Lender's notice.

17.5 Deferral of Borrowers' rights

Until all amounts which may be or become payable by the Borrowers under or in connection with the Finance Documents have been irrevocably paid in full and unless the Lender otherwise directs, no Borrower will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(a) to be indemnified by any other Borrower; or

(b) to claim any contribution from any other Borrower in relation to any payment made by it under the Finance Documents.

Section 8

Representations, Undertakings and Events of Default

18 Representations

18.1 General

Each Borrower makes the representations and warranties set out in this Clause 18 (Representations) to the Lender on the date of this Agreement.

18.2 Status

(a) It is a limited liability corporation or, as the case may be, company, duly incorporated and validly existing in good standing under the law of its Original Jurisdiction.

(b) It and each Transaction Obligor has the power to own its assets and carry on its business as it is being conducted.

18.3 Share capital and ownership

(a) Each of Borrower A and Borrower D is authorised to issue 500 registered shares with a par value of one dollar per share, all of which shares have been issued fully paid and non-assessable.

(b) Each of Borrower B and Borrower C is authorised to issue a maximum of 50,000 shares of a single class each with a par value of one dollar per share, all of which shares have been issued fully paid and non-assessable.

(c) Each of Borrower E and Borrower F is authorised to issue 500 registered and/or bearer shares without par value, all of which shares have been issued fully paid and non-assessable.

(d) Borrower G is authorised to issue 500 registered shares without par value, all of which shares have been issued fully paid and non-assessable.

(e) The legal title to and beneficial interest in the shares in each Borrower is held indirectly by the Guarantor free of any Security or any other claim.

(f) None of the shares in any Borrower is subject to any option to purchase, pre-emption rights or similar rights.

18.4 Binding obligations

The obligations expressed to be assumed by it in each Transaction Document to which it is a party are legal, valid, binding and enforceable obligations.

18.5 Validity, effectiveness and ranking of Security

(a) Each Finance Document to which it is a party does now or, as the case may be, will upon execution and delivery create the Security it purports to create over any assets to which such Security, by its terms, relates, and such Security will, when created or intended to be created, be valid and effective.

(b) No third party has or will have any Security (except for Permitted Security) over any assets that are the subject of any Transaction Security granted by it.

(c) The Transaction Security granted by it to the Lender has or will when created or intended to be created have first ranking priority or such other priority it is expressed to have in the Finance Documents and is not subject to any prior ranking or pari passu ranking Security.

(d) No concurrence, consent or authorisation of any person is required for the creation of or otherwise in connection with any Transaction Security.

18.6 Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, each Transaction Document to which it is a party do not and will not conflict with:

(a) any law or regulation applicable to it;

(b) the constitutional documents of any member of the Group; or

(c) any agreement or instrument binding upon it or any member of the Group or any member of the Group's assets or constitute a default or termination event (however described) under any such agreement or instrument.

18.7 Power and authority

(a) It has the power to enter into, perform and deliver, and has taken all necessary action to authorise:

(i) its entry into, performance and delivery of, each Transaction Document to which it is or will be a party and the transactions contemplated by those Transaction Documents; and

(ii) in the case of Borrower G, its registration of Ship G under its Approved Flag.

(b) No limit on its powers will be exceeded as a result of the borrowing, granting of security or giving of guarantees or indemnities contemplated by the Transaction Documents to which it is a party.

18.8 Validity and admissibility in evidence

All Authorisations required or desirable:

(a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party; and

(b) to make the Transaction Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect.

18.9 Governing law and enforcement

(a) The choice of governing law of each Transaction Document to which it is a party will be recognised and enforced in its Relevant Jurisdictions.

(b) Any judgment obtained in relation to a Transaction Document to which it is a party in the jurisdiction of the governing law of that Transaction Document will be recognised and enforced in its Relevant Jurisdictions.

18.10 Insolvency

No:

(a) corporate action, legal proceeding or other procedure or step described in paragraph (a) of Clause 26.8 (Insolvency proceedings); or

(b) creditors' process described in Clause 26.9 (Creditors’ process),

has been taken or, to its knowledge, threatened in relation to a member of the Group; and none of the circumstances described in Clause 26.7 (Insolvency) applies to a member of the Group.

18.11 No filing or stamp taxes

Under the laws of its Relevant Jurisdictions it is not necessary that the Finance Documents to which it is a party be registered, filed, recorded, notarised or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents to which it is a party or the transactions contemplated by those Finance Documents except:

(a) in relation to Ship A:

(i) registration of the Mortgage relating to Ship A at the registry of the Approved Flag of Ship A, which registration will be made promptly on the date of that Mortgage; and

(ii) filing of particulars of charge in respect of the Mortgage, the Deed of Covenant, any Charter Assignment, the General Assignment, the Account Security and any other Security Document under which Borrower A creates a specified charge registrable under the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) against the records of Borrower A at the Hong Kong Companies Registry, which filing will be made within one month from the date of that Mortgage, that Deed of Covenant, that Charter Assignment, that General Assignment, that Account Security or other Security Document (as the case may be);

(b) in relation to Ship D:

(i) registration of the Mortgage relating to Ship D at the registry of the Approved Flag of Ship D, which registration will be made promptly on the date of that Mortgage; and

(ii) filing of particulars of charge in respect of the Mortgage, the Deed of Covenant, any Charter Assignment, the General Assignment, the Account Security and any other Security Document under which Borrower D creates a specified charge registrable under the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) against the records of Borrower D at the Hong Kong Companies Registry, which filing will be made within one month from the date of that Mortgage, that Deed of Covenant, that Charter Assignment, that General Assignment, that Account Security or other Security Document (as the case may be);

(c) permanent registration of the Mortgage relating to Ship E at the registry of the Approved Flag of Ship E, which registration will be made promptly after the date of the relevant Finance Documents;

(d) permanent registration of the Mortgage relating to Ship F at the registry of the Approved Flag of Ship F, which registration will be made promptly after the date of the relevant Finance Documents; and

(e) permanent registration of the Mortgage relating to Ship G at the registry of the Approved Flag of Ship G, which registration will be made promptly after the Delivery Date.

18.12 Deduction of Tax

It is not required to make any Tax Deduction from any payment it may make under any Finance Document to which it is a party.

18.13 No default

(a) No Event of Default and, on the date of this Agreement and on each Utilisation Date, no Default is continuing or might reasonably be expected to result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by, any Transaction Document.

(b) No other event or circumstance is outstanding which constitutes a default or a termination event (however described) under any other agreement or instrument which is binding on it or to which its assets are subject which might have a Material Adverse Effect.

18.14 No misleading information

(a) Any factual information provided by any member of the Group for the purposes of this Agreement was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b) The financial projections contained in any such information have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

(c) Nothing has occurred or been omitted from any such information and no information has been given or withheld that results in any such information being untrue or misleading in any material respect.

18.15 Financial Statements

(a) The Original Financial Statements were prepared in accordance with GAAP consistently applied.

(b) The Original Financial Statements give a true and fair view of the Guarantor's consolidated financial condition as at the end of the relevant financial year and its results of operations during the relevant financial year.

(c) There has been no material adverse change in a Borrower's or the Guarantor's assets, business or consolidated financial condition since the date of the Guarantor's semi-annual unaudited consolidated financial statements for the half year ended on 30 June 2024.

(d) The Guarantor's most recent financial statements delivered pursuant to Clause 19.2 (Financial statements):

(i) have been prepared in accordance with Clause 19.3 (Requirements as to financial statements); and

(ii) give a true and fair view of (if audited) or fairly represent (if unaudited) its consolidated financial condition as at the end of the relevant financial year and operations during the relevant financial year.

(e) Since the date of the most recent financial statements delivered pursuant to Clause 19.2 (Financial statements) there has been no material adverse change in the Group's business, assets or consolidated financial condition.

18.16 Pari passu ranking

Its payment obligations under the Finance Documents to which it is a party rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

18.17 No proceedings pending or threatened

(a) No litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it or any other Transaction Obligor.

(b) No judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental or other regulatory body which might reasonably be expected to have a Material Adverse Effect has (to the best of its knowledge and belief (having made due and careful enquiry)) been made against it or any other Transaction Obligor.

18.18 Validity and completeness of the Deed of Release and Shipbuilding Contract

(a) The Deed of Release, once delivered, constitutes legal, valid, binding and enforceable obligations of the Existing Agent.

(b) The Shipbuilding Contract constitutes legal, valid, binding and enforceable obligations of the Builder.

(c) The copy of the Deed of Release delivered to the Lender once the Existing Indebtedness is refinanced in full is a true and complete copy.

(d) The copy of the Shipbuilding Contract delivered to the Lender before the date of this Agreement is a true and complete copy.

(e) No amendments or additions to the Deed of Release or the Shipbuilding Contract have been agreed nor have any rights under the Deed of Release or the Shipbuilding Contract been waived, unless, in relation to the Shipbuilding Contract, such amendments are made in accordance with paragraph (a) of Clause 22.3 (No variation, release etc. of Shipbuilding Contract).

18.19 No rebates etc.

There is no agreement or understanding to allow or pay any rebate, premium, inducement, commission, discount or other benefit or payment (however described) to any Borrower, the Builder or a third party in connection with the purchase by a Borrower of a Ship, other than as disclosed to the Lender in writing on or before the date of this Agreement.

18.20 Valuations

(a) All information supplied by it or on its behalf to an Approved Valuer for the purposes of a valuation delivered to the Lender in accordance with this Agreement was true and accurate as at the date it was supplied or (if appropriate) as at the date (if any) at which it is stated to be given.

(b) It has not omitted to supply any information to an Approved Valuer which, if disclosed, would adversely affect any valuation prepared by such Approved Valuer.

(c) There has been no change to the factual information provided pursuant to paragraph (a) above in relation to any valuation between the date such information was provided and the date of that valuation which, in either case, renders that information untrue or misleading in any material respect.

18.21 No breach of laws

It has not breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

18.22 No Charter

No Ship is subject to any Charter other than a Permitted Charter.

18.23 Compliance with Environmental Laws

All Environmental Laws relating to the ownership, operation and management of each Ship and the business of each Transaction Obligor (as now conducted and as reasonably anticipated to be conducted in the future) and the terms of all Environmental Approvals have been complied with.

18.24 No Environmental Claim

No Environmental Claim has been made or threatened against any member of the Group or any Ship which might reasonably be expected to have a Material Adverse Effect.

18.25 No Environmental Incident

No Environmental Incident has occurred and no person has claimed that an Environmental Incident has occurred.

18.26 ISM and ISPS Code compliance

All requirements of the ISM Code and the ISPS Code as they relate to each Borrower, each Approved Manager and each Ship have been complied with.

18.27 Taxes paid

(a) It is not and no other member of the Group is materially overdue in the filing of any Tax returns and it is not (and no other member of the Group is) overdue in the payment of any amount in respect of Tax.

(b) No claims or investigations are being, or, to the best of its knowledge, are reasonably likely to be, made or conducted against it (or any other member of the Group) with respect to Taxes.

18.28 Financial Indebtedness

No Borrower has any Financial Indebtedness outstanding other than Permitted Financial Indebtedness.

18.29 Overseas companies

No Borrower has delivered particulars, whether in its name stated in the Finance Documents or any other name, of any UK Establishment to the Registrar of Companies as required under the Overseas Regulations or, if it has so registered, it has provided to the Lender sufficient details to enable an accurate search against it to be undertaken by the Lender at the Companies Registry.

18.30 Good title to assets

It has good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

18.31 Ownership

(a) Borrower A is the sole legal and beneficial owner of Ship A, its Earnings and its Insurances.

(b) Borrower B is the sole legal and beneficial owner of Ship B, its Earnings and its Insurances.

(c) Borrower C is the sole legal and beneficial owner of Ship C, its Earnings and its Insurances.

(d) Borrower D is the sole legal and beneficial owner of Ship D, its Earnings and its Insurances.

(e) Borrower E is the sole legal and beneficial owner of Ship E, its Earnings and its Insurances.

(f) Borrower F is the sole legal and beneficial owner of Ship F, its Earnings and its Insurances.

(g) Borrower G is the sole legal and beneficial owner of all rights and interests which the Shipbuilding Contract creates in favour of Borrower G.

(h) With effect on and from the Delivery Date, Borrower G will be the sole legal and beneficial owner of Ship G, its Earnings and its Insurances.

(i) With effect on and from the date of its creation or intended creation, each Transaction Obligor will be the sole legal and beneficial owner of any asset that is the subject of any Transaction Security created or intended to be created by such Transaction Obligor.

(j) The constitutional documents of each Transaction Obligor do not and could not restrict or inhibit any transfer of the shares of the Borrowers on creation or enforcement of the security conferred by the Security Documents.

18.32 Centre of main interests and establishments

For the purposes of The Council of the European Union Regulation No. 2015/848 on Insolvency Proceedings (recast) (the "Regulation"), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is not in the US or the United Kingdom and it has no "establishment" (as that term is used in Article 2(10) of the Regulation) in the US or the United Kingdom.

18.33 Place of business

No Borrower has a place of business in the US or the United Kingdom and its head office functions are carried out at the address stated in Part A of Schedule 1 (The Parties).

18.34 No employee or pension arrangements

No Borrower has any employees or any liabilities under any pension scheme.

18.35 Sanctions

(a) No Transaction Obligor, and none of its Subsidiaries and none of their respective directors, officers or employees or, to the best of the knowledge of each such Transaction Obligor, its agents:

(i) is a Prohibited Party or is otherwise owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Party;

(ii) owns or controls or is an Affiliate of a Prohibited Party; or

(iii) has received notice of or is aware of any claim, action, suit, proceedings or investigation against it with respect to Sanctions.

(b) Each Transaction Obligor, its Subsidiaries and their respective directors, officers and employees and, to the best of the knowledge of each such Transaction Obligor its agents, are in compliance with Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in such Transaction Obligor being designated as a Prohibited Party.

(c) None of the Ships is a Sanctioned Ship.

(d) Each Transaction Obligor or its Subsidiaries shall procure that it will, to the extent permitted by law and promptly upon becoming aware of them, supply to the Lender details of any claim, action, suit, proceedings, or investigation against it with respect to Sanctions by the Sanctions Authorities.

18.36 US Tax Obligor

No Transaction Obligor is a US Tax Obligor.

18.37 Repetition

The Repeating Representations are deemed to be made by each Borrower by reference to the facts and circumstances then existing on the date of each Utilisation Request and the first day of each Interest Period and, in relation to paragraph (c) of Clause 18.15 (Financial Statements), on each Utilisation Date.

19 Information Undertakings

19.1 General

The undertakings in this Clause 19 (Information Undertakings) remain in force throughout the Security Period unless the Lender otherwise permits.

19.2 Financial statements

The Borrowers procure that the Guarantor shall supply to the Lender:

(a) as soon as they become available, but in any event within 180 days after the end of each of the Guarantor's financial years (ending 31 December), commencing with the financial year ended on 31 December 2024, the annual audited consolidated financial statements of the Group for that financial year; and

(b) as soon as the same become available, but in any event within 90 days after the end of each half year of each of the Guarantor's financial years (ending 30 June), commencing with the half year ended on 30 June 2024, the semi-annual unaudited consolidated financial statements of the Group for that half year.

19.3 Requirements as to financial statements

(a) Each set of financial statements delivered by the Guarantor pursuant to Clause 19.2 (Financial statements) shall be certified by an officer of the Guarantor as giving a true and fair view (if audited) or fairly representing (if unaudited) its financial condition and operations as at the date as at which those financial statements were drawn up if these have not been filed with the US Securities and Exchange Commission.

(b) The Borrowers shall procure that each set of financial statements of the Group delivered pursuant to Clause 19.2 (Financial statements) is prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for the Group unless, in relation to any set of financial statements, it notifies the Lender that there has been a change in GAAP, the accounting practices or reference periods or such change is described in the filings made with the US Securities and Exchange Commission, and its auditors (or, if appropriate, the auditors of the Group) deliver to the Lender:

(i) a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which the Group's Original Financial Statements were prepared; and

(ii) sufficient information, in form and substance as may be reasonably required by the Lender, to enable the Lender to determine whether clause 10 (financial covenants) of the Guarantee has been complied with and make an accurate comparison between the financial position indicated in those financial statements and the Group's Original Financial Statements.

Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

19.4 DAC6

(a) In this Clause 19.4 (DAC6), “DAC6” means the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU or any replacement legislation applicable in the United Kingdom.

(b) The Borrowers shall supply to the Lender:

(i) promptly upon the making of such analysis or the obtaining of such advice, any analysis made or advice obtained on whether any transaction contemplated by the Transaction Documents (other than the Shipbuilding Contract) or any transaction carried out (or to be carried out) in connection with any transaction contemplated by the Transaction Documents (other than the Shipbuilding Contract) contains a hallmark as set out in Annex IV of DAC6 or is required to be disclosed pursuant to The International Tax Enforcement (Disclosable Arrangements) Regulations 2023; and

(ii) promptly upon the making of such reporting and to the extent permitted by applicable law and regulation, any reporting made to any governmental or taxation authority by or on behalf of any member of the Group or by any adviser to such member of the Group in relation to DAC6 or any law or regulation which implements DAC6 or under The International Tax Enforcement (Disclosable Arrangements) Regulations 2023 and any unique identification number issued by any governmental or taxation authority to which any such report has been made (if available).

(c) The Lender does not provide, under the terms of this present service agreement, any kind of tax advice to the Borrowers or the Guarantor in relation to its cross-border transactions or tax advice on the use of the loan facility or any kind of advisory services in relation to DAC6 opinions or any suggestions, amendments or contributions to the relevant cross-border arrangement and is not involved under any circumstances in the tax planning of the Borrowers and/or the Guarantor.

19.5 Information: miscellaneous

Each Borrower shall, and shall procure that each other Transaction Obligor shall, supply to the Lender:

(a) all material documents dispatched by it to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched unless such documents have already been disclosed in the filings made with the US Securities and Exchange Commission;

(b) promptly upon becoming aware of them, the details of any material litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) which are current, threatened or pending against any member of the Group, and which might, if adversely determined, have a Material Adverse Effect;

(c) promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral body or agency which is made against any member of the Group and which might have a Material Adverse Effect or which would involve an uninsured liability, or a potential or alleged uninsured liability, exceeding $1,000,000 in relation to any Borrower or $5,000,000 in relation to any other member of the Group (or their equivalent in other currencies);

(d) promptly, its constitutional documents where these have been amended or varied;

(e) promptly, such further information and/or documents regarding:

(i) each Ship, goods transported on each Ship, its Earnings and its Insurances;

(ii) the Security Assets;

(iii) compliance of the Transaction Obligors with the terms of the Finance Documents;

(iv) the financial condition, business and operations of any member of the Group,

as the Lender may reasonably request; and

(f) promptly, such further information and/or documents as the Lender may reasonably request so as to enable the Lender to comply with any laws applicable to it or as may be required by any regulatory authority.

19.6 Notification of Default

(a) Each Borrower shall, and shall procure that each other Transaction Obligor shall, notify the Lender of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Borrower is aware that a notification has already been provided by another Borrower).

(b) Promptly upon a request by the Lender, each Borrower shall supply to the Lender a certificate signed by one of its officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

19.7 "Know your customer" checks

If:

(a) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(b) any change in the status of a Transaction Obligor (including, without limitation, a change of ownership of a Transaction Obligor (other than an Approved Manager)) after the date of this Agreement; or

(c) a proposed assignment by the Lender of any of its rights and obligations under this Agreement,

obliges the Lender (or, in the case of paragraph (c) above, any prospective assignee) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Borrower shall promptly upon the request of the Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Lender (for itself or, in the case of the event described in paragraph (c) above, on behalf of any prospective assignee) in order for the Lender or, in the case of the event described in paragraph (c) above, any prospective assignee to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

20 General Undertakings

20.1 General

The undertakings in this Clause 20 (General Undertakings) remain in force throughout the Security Period except as the Lender may otherwise permit.

20.2 Authorisations

Each Borrower shall, and shall procure that each other Transaction Obligor will, promptly:

(a) obtain, comply with and do all that is necessary to maintain in full force and effect;

(b) supply certified copies to the Lender of,

any Authorisation required under any law or regulation of a Relevant Jurisdiction or the state of the Approved Flag at any time of each Ship to enable it to:

(i) perform its obligations under the Transaction Documents to which it is a party;

(ii) ensure the legality, validity, enforceability or admissibility in evidence in any Relevant Jurisdiction or in the state of the Approved Flag at any time of each Ship of any Transaction Document to which it is a party;

(iii) own and operate each Ship (in the case of the Borrowers); and

(c) without prejudice to the generality of the above, ensure that if, but for the obtaining of an Authorisation, a Borrower would be in breach of any of the provisions of this Agreement which relate to Sanctions or, by reason of Sanctions, would be prohibited from performing any provision of this Agreement, such an Authorisation is obtained so as to avoid such breach or to enable such performance.

20.3 Compliance with laws

Each Borrower shall, and shall procure that each other Transaction Obligor will, comply in all respects with all laws and regulations to which it may be subject, if failure so to comply has or is reasonably likely to have a Material Adverse Effect.

20.4 Environmental compliance

Each Borrower shall, and shall procure that each other Transaction Obligor will:

(a) comply with all Environmental Laws;

(b) obtain, maintain and ensure compliance with all requisite Environmental Approvals;

(c) implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so has or is reasonably likely to have a Material Adverse Effect.

20.5 Environmental Claims

Each Borrower shall, and shall procure that each other Transaction Obligor will, promptly upon becoming aware of the same, inform the Lender in writing of:

(a) any Environmental Claim against any member of the Group which is current, pending or threatened; and

(b) any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group,

where the claim, if determined against that member of the Group, has or is reasonably likely to have a Material Adverse Effect.

20.6 Taxation

Each Borrower shall, and shall procure that each other Transaction Obligor will, pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(a) such payment is being contested in good faith;

(b) adequate reserves are maintained for those Taxes and the costs required to contest them and both have been disclosed in its latest financial statements delivered to the Lender under Clause 19.2 (Financial statements); and

(c) such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.

20.7 Overseas companies

Each Borrower shall, and shall procure that each other Transaction Obligor will, promptly inform the Lender if it delivers to the Registrar particulars required under the Overseas Regulations of any UK Establishment and it shall comply with any directions given to it by the Lender regarding the recording of any Transaction Security on the register which it is required to maintain under The Overseas Companies (Execution of Documents and Registration of Charges) Regulations 2009.

20.8 No change to centre of main interests

No Borrower shall change the location of its centre of main interest (as that term is used in Article 3(1) of the Regulation) to either jurisdiction referred to in Clause 18.32 (Centre of main interests and establishments) and it will create no "establishment" (as that term is used in Article 2(10) of the Regulation) in the US or the United Kingdom.

20.9 Pari passu ranking

Each Borrower shall, and shall procure that each other Transaction Obligor will, ensure that at all times any unsecured and unsubordinated claims of the Lender against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

20.10 Title

(a) Borrower A shall hold the legal title to, and own the entire beneficial interest in Ship A, its Earnings and its Insurances.

(b) Borrower B shall hold the legal title to, and own the entire beneficial interest in Ship B, its Earnings and its Insurances.

(c) Borrower C shall hold the legal title to, and own the entire beneficial interest in Ship C, its Earnings and its Insurances.

(d) Borrower D shall hold the legal title to, and own the entire beneficial interest in Ship D, its Earnings and its Insurances.

(e) Borrower E shall hold the legal title to, and own the entire beneficial interest in Ship E, its Earnings and its Insurances.

(f) Borrower F shall hold the legal title to, and own the entire beneficial interest in Ship F, its Earnings and its Insurances.

(g) Borrower G shall hold the legal title to, and own the entire beneficial interest in:

(i) the Shipbuilding Contract;

(ii) with effect from the Delivery Date, Ship G, its Earnings and its Insurances.

(h) With effect on and from its creation or intended creation, each Borrower shall hold the legal title to, and own the entire beneficial interest in any other assets the subject of any Transaction Security created or intended to be created by such Borrower.

20.11 Negative pledge

(a) No Borrower shall, and the Borrowers shall procure that no other Transaction Obligor will, create or permit to subsist any Security over any of its assets which are, in the case of any Transaction Obligor other than the Borrowers, the subject of the Security created or intended to be created by the Finance Documents.

(b) No Borrower shall:

(i) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by a Transaction Obligor or any other member of the Group;

(ii) sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv) enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c) Paragraphs (a) and (b) above do not apply to any Permitted Security.

20.12 Disposals

(a) No Borrower shall enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset (including without limitation any Ship in respect of which the Lender shall not unreasonably withhold its prior written consent, its Earnings or its Insurances).

(b) Paragraph (a) above does not apply to any Charter as all Charters are subject to Clause 23.17 (Restrictions on chartering, appointment of managers etc.).

20.13 Merger

No Borrower shall enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction.

20.14 Change of business

(a) Each Borrower shall procure that no substantial change is made to the general nature of the business of the Guarantor or the Group from that carried on at the date of this Agreement.

(b) No Borrower shall engage in any business other than the ownership and operation of its Ship.

20.15 Financial Indebtedness

No Borrower shall incur or permit to be outstanding any Financial Indebtedness except Permitted Financial Indebtedness.

20.16 Expenditure

No Borrower shall incur any expenditure, except for expenditure reasonably incurred in the ordinary course of owning, operating, maintaining and repairing its Ship.

20.17 Share capital

No Borrower shall:

(a) purchase, cancel, redeem or retire any of its issued shares; or

(b) increase or reduce its authorised share capital, the number of shares that it is authorized to issue or change the par value of such shares or create any new class of shares.

20.18 Dividends

No Borrower shall following the occurrence of an Event of Default which is continuing or where any of the following would result in the occurrence of an Event of Default:

(a) declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its issued shares (or any class of its issued shares);

(b) repay or distribute any dividend or share premium reserve; or

(c) redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so.

20.19 Other transactions

No Borrower shall:

(a) be the creditor in respect of any loan or any form of credit to any person other than another Transaction Obligor and where such loan or form of credit is Permitted Financial Indebtedness or is in the ordinary course of its business and in a manner acceptable to the Lender;

(b) give or allow to be outstanding any guarantee or indemnity in the ordinary course of its business in aggregate not more than $500,000 to or for the benefit of any person in respect of any obligation of any other person or enter into any document under which that Transaction Obligor assumes any liability of any other person other than any guarantee or indemnity given under the Finance Documents;

(c) enter into any material agreement other than:

(i) the Transaction Documents;

(ii) any other agreement expressly allowed under any other term of this Agreement; and

(d) enter into any transaction on terms which are, in any respect, less favourable to that Borrower than those which it could obtain in a bargain made at arms’ length; or

(e) acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks.

20.20 Unlawfulness, invalidity and ranking; Security imperilled

No Borrower shall, and the Borrowers shall procure that no other Transaction Obligor will, do (or fail to do) or cause another person to do (or omit to do) anything which is likely to:

(a) make it unlawful or contrary to Sanctions for a Transaction Obligor to perform any of its obligations under the Transaction Documents;

(b) cause any obligation of a Transaction Obligor under the Transaction Documents to cease to be legal, valid, binding or enforceable;

(c) cause any Transaction Document to cease to be in full force and effect;

(d) cause any Transaction Security to rank after, or lose its priority to, any other Security; and

(e) imperil or jeopardise the Transaction Security.

20.21 Sanctions undertakings

(a) No proceeds of the Loan or any part of the Loan shall be made available, directly or indirectly, to or for the benefit of a Prohibited Party nor shall they be otherwise, directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions, or to fund any activity in a Sanctioned Country or in any manner which would cause the Lender to be in breach of or made subject to Sanctions, or at risk of being in breach of or made subject to Sanctions.

(b) No Transaction Obligor shall fund all or any part of any payment or repayment under the Loan out of proceeds directly or indirectly derived from any activity in a Sanctioned Country or any transaction with a Prohibited Party, or out of proceeds directly or indirectly derived from any other transactions which would be prohibited by Sanctions or in any other manner which would cause the Lender to be in breach of or made subject to Sanctions, or at risk of being in breach of or made subject to Sanctions and no such proceeds shall be paid into any Account.

(c) Each of the Transaction Obligors has implemented and shall maintain in effect a Sanctions compliance policy which is designed to ensure compliance by each such Transaction Obligor, its Subsidiaries and their respective directors, officers, employees and agents with Sanctions. Without limitation on the foregoing, such Sanctions compliance policy shall procure that each Transaction Obligor, its Subsidiaries and their respective directors officers, employees and agents shall, where applicable:

(i) conduct their activities in a manner consistent with Sanctions; and

(ii) ensure Subsidiaries and Affiliates comply with the relevant policies, as applicable.

20.22 Further assurance

(a) Each Borrower shall, and shall procure that each other Transaction Obligor will, promptly, and in any event within the time period specified by the Lender do all such acts (including procuring or arranging any registration, notarisation or authentication or the giving of any notice) or execute or procure execution of all such documents (including assignments, transfers, mortgages, charges, notices, instructions, acknowledgments, proxies and powers of attorney), as the Lender may specify (and in such form as the Lender may require in favour of the Lender or its nominee(s)):

(i) to create, perfect, vest in favour of the Lender or protect the priority of the Security or any right of any kind created or intended to be created under or evidenced by the Finance Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of the Lender or any Receiver or Delegate provided by or pursuant to the Finance Documents or by law;

(ii) to confer on the Lender Security over any property and assets of that Transaction Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Finance Documents;

(iii) to facilitate or expedite the realisation and/or sale of, the transfer of title to or the grant of, any interest in or right relating to the assets which are, or are intended to be, the subject of the Transaction Security or to exercise any power specified in any Finance Document in respect of which the Security has become enforceable; and/or

(iv) to enable or assist the Lender to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to any item of the Security Property.

(b) Each Borrower shall, and shall procure that each other Transaction Obligor will, take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Lender by or pursuant to the Finance Documents.

(c) At the same time as a Borrower delivers to the Lender any document executed by itself or another Transaction Obligor pursuant to this Clause 20.22 (Further assurance), that Borrower shall deliver, or shall procure that such other Transaction Obligor will deliver, to the Lender a certificate signed by an officer of that Borrower's or Transaction Obligor's officer which shall:

(i) set out the text of a resolution of that Borrower's or Transaction Obligor's directors specifically authorising the execution of the document specified by the Lender; and

(ii) state that either the resolution was duly passed at a meeting of the directors validly convened and held, throughout which a quorum of directors entitled to vote on the resolution was present, or that the resolution has been signed by all the directors or officers and is valid under that Borrower's or Transaction Obligor's articles of association, articles of incorporation, articles of formation, by-laws or other constitutional documents.

21 Insurance Undertakings

21.1 General

The undertakings in this Clause 21 (Insurance Undertakings) remain in force on and from, in relation to Ship A, Ship B, Ship C, Ship D, Ship E and Ship F, the date of this Agreement and, in relation to Ship G, the Delivery Date and throughout the rest of the Security Period except as the Lender may otherwise permit.

21.2 Maintenance of obligatory insurances

Each Borrower shall keep the Ship owned by it insured at its expense against:

(a) fire and usual marine risks (including hull and machinery plus freight interest and hull interest and excess risks);

(b) war risks (including terrorism and piracy);

(c) protection and indemnity risks; and

(d) any other risks against which the Lender considers, having regard to practices and other circumstances prevailing at the relevant time, it would be reasonable for that Borrower to insure and which are specified by the Lender by notice to that Borrower.

21.3 Terms of obligatory insurances

Each Borrower shall effect such insurances:

(a) in dollars;

(b) in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis at least the greater of:

(i) an amount at least equal to each Ship's Market Value; and

(ii) an amount which when aggregated to the equivalent insurance values of the other Ships subject to a Mortgage amounts to 120 per cent. of the Loan;

(c) in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry and in the international marine insurance market;

(d) on approved terms; and

(e) through Approved Brokers and with approved insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations.

21.4 Further protections for the Lender

In addition to the terms set out in Clause 21.3 (Terms of obligatory insurances), each Borrower shall procure that the obligatory insurances effected by it shall:

(a) subject always to paragraph (b), name that Borrower, the Guarantor or any Approved Manager as the named insured or co-assured unless the interest of every other named insured is limited:

(i) in respect of any obligatory insurances for hull and machinery and war risks;

(A) to any provable out-of-pocket expenses that it has incurred and which form part of any recoverable claim on underwriters; and

(B) to any third party liability claims where cover for such claims is provided by the policy (and then only in respect of discharge of any claims made against it); and

(ii) in respect of any obligatory insurances for protection and indemnity risks, to any recoveries it is entitled to make by way of reimbursement following discharge of any third party liability claims made specifically against it;

and every other named insured has undertaken in writing to the Lender (in such form as it requires) that any deductible shall be apportioned between that Borrower and every other named insured in proportion to the gross claims made or paid by each of them and that it shall do all things necessary and provide all documents, evidence and information to enable the Lender to collect or recover any moneys which at any time become payable in respect of the obligatory insurances and, if so required by the Lender, has duly executed and delivered a first priority assignments of its interest in the Ship's Insurances to the Lender in an approved form and provided such supporting documents and opinions in relation to that assignment as the Lender requires;

(b) whenever the Lender requires, name (or be amended to name) the Lender as additional named insured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Lender, but without the Lender being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(c) name the Lender as loss payee with such directions for payment as the Lender may specify;

(d) provide that all payments by or on behalf of the insurers under the obligatory insurances to the Lender shall be made without set off, counterclaim or deductions or condition whatsoever;

(e) provide that the obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Lender; and

(f) provide that the Lender may make proof of loss if that Borrower fails to do so.

21.5 Renewal of obligatory insurances

Each Borrower shall:

(a) at least 21 days before the expiry of any obligatory insurance effected by it:

(i) notify the Lender of the Approved Brokers (or other insurers) and any protection and indemnity or war risks association through or with which it proposes to renew that obligatory insurance and of the proposed terms of renewal; and

(ii) obtain the Lender's approval to the matters referred to in sub-paragraph (i) above;

(b) at least 14 days before the expiry of any obligatory insurance, renew that obligatory insurance in accordance with the Lender's approval pursuant to paragraph (a) above; and

(c) procure that the Approved Brokers and/or the approved war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Lender in writing of the terms and conditions of the renewal.

21.6 Copies of policies; letters of undertaking

Each Borrower shall ensure that the Approved Brokers provide the Lender with:

(a) pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew; and

(b) a letter or letters of undertaking in a form required by the Lender and including undertakings by the Approved Brokers that:

(i) they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 21.4 (Further protections for the Lender);

(ii) they will hold such policies, and the benefit of such insurances, to the order of the Lender in accordance with such loss payable clause;

(iii) they will advise the Lender immediately of any material change to the terms of the obligatory insurances;

(iv) they will, if they have not received notice of renewal instructions from the relevant Borrower or its agents, notify the Lender not less than 14 days before the expiry of the obligatory insurances;

(v) if they receive instructions to renew the obligatory insurances, they will promptly notify the Lender of the terms of the instructions;

(vi) they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by that Borrower under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of that Ship or otherwise, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts;

(vii) they will arrange for a separate policy to be issued in respect of the Ship owned by that Borrower forthwith upon being so requested by the Lender;

(viii) they will notify the Lender promptly if they cease to be the brokers through which the obligatory insurances are placed; and

(ix) they will notify the Lender if they receive any notices of cancellation from the underwriters in respect of the Insurances.

21.7 Copies of certificates of entry

Each Borrower shall ensure that any protection and indemnity and/or war risks associations in which the Ship owned by it is entered provide the Lender with:

(a) a certified copy of the certificate of entry for that Ship;

(b) a letter or letters of undertaking in such form as may be required by the Lender; and

(c) a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to that Ship.

21.8 Deposit of original policies

Each Borrower shall ensure that all policies relating to obligatory insurances effected by it are deposited with the Approved Brokers through which the insurances are effected or renewed.

21.9 Payment of premiums

Each Borrower shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected by it and produce all relevant receipts when so required by the Lender.

21.10 Guarantees

Each Borrower shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

21.11 Compliance with terms of insurances

(a) No Borrower shall do or omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part.

(b) Without limiting paragraph (a) above and without prejudice to the Borrowers’ obligations under Clause 21 (Ship Undertakings), each Borrower shall:

(i) take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in sub-paragraph (iii) of paragraph (b) of Clause 21.6 (Copies of policies; letters of undertaking)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Lender has not given its prior approval;

(ii) not make any changes relating to the classification or classification society or manager or operator of the Ship owned by it unless they are approved by the underwriters of the obligatory insurances;

(iii) make (and promptly supply copies to the Lender of) all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Ship owned by it is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(iv) not employ the Ship owned by it, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

21.12 Alteration to terms of insurances

No Borrower shall make or agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance.

21.13 Settlement of claims

Each Borrower shall:

(a) not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty; and

(b) do all things necessary and provide all documents, evidence and information to enable the Lender to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

21.14 Provision of copies of communications

Each Borrower shall provide the Lender, at the time of each such communication, with copies of all written communications between that Borrower and:

(a) the Approved Brokers;

(b) the approved protection and indemnity and/or war risks associations; and

(c) the approved insurance companies and/or underwriters,

which relate directly or indirectly to:

(i) that Borrower’s obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and

(ii) any credit arrangements made between that Borrower and any of the persons referred to in paragraphs (a) or (b) above relating wholly or partly to the effecting or maintenance of the obligatory insurances.

21.15 Provision of information

Each Borrower shall promptly provide the Lender (or any persons which it may designate) with any information which the Lender (or any such designated person) requests for the purpose of:

(a) obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b) effecting, maintaining or renewing any such insurances as are referred to in Clause 21.16 (Mortgagee's interest and additional perils insurances) or dealing with or considering any matters relating to any such insurances, and the Borrowers shall, forthwith upon demand, indemnify the Lender in respect of all fees and other expenses incurred by or for the account of the Lender in connection with any such report as is referred to in paragraph (a) above.

21.16 Mortgagee's interest and additional perils insurances

(a) The Lender shall be entitled from time to time to effect, maintain and renew a mortgagee’s interest marine insurance and a mortgagee's interest additional perils insurance in each case, in an amount which equals 110 per cent. of the Loan together with interest, expenses and any other amounts payable under the Finance Documents, on such terms, through such insurers and generally in such manner as the Lender may from time to time consider appropriate.

(b) The Borrowers shall upon demand fully indemnify the Lender in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any insurance referred to in paragraph (a) above or dealing with, or considering, any matter arising out of any such insurance.

22 Shipbuilding Contract Undertakings

22.1 General

The undertakings in this Clause 22 (Shipbuilding Contract Undertakings) remain in force throughout the Security Period except as the Lender may otherwise permit.

22.2 Performance of Shipbuilding Contract

Borrower G shall observe and perform all its obligations and meet all its liabilities under or in connection with the Shipbuilding Contract.

22.3 No variation, release etc. of Shipbuilding Contract and Warranty

Borrower G shall not, whether by a document, by conduct, by acquiescence or in any other way:

(a) vary the Shipbuilding Contract in any material way without the consent of the Lender;

(b) release, waive, suspend, subordinate or permit to be lost or impaired any interest or right of any kind which Borrower G has at any time to, in or in connection with the Warranty or in relation to any matter arising out of or in connection with the Warranty;

(c) waive any person's breach of the Warranty; or

(d) rescind or terminate the Shipbuilding Contract or treat itself as discharged or relieved from further performance of any of its obligations or liabilities under the Shipbuilding Contract.

22.4 Action to protect validity of Shipbuilding Contract

Borrower G shall use its reasonable endeavours to ensure that all interests and rights conferred by the Shipbuilding Contract remain valid and enforceable in all respects and retain the priority which they were intended to have.

22.5 No assignment etc. of Shipbuilding Contract

Save as permitted by the Finance Documents, Borrower G shall not assign, novate, transfer or dispose of any of its rights or obligations under the Shipbuilding Contract.

22.6 Provision of information relating to Shipbuilding Contract

Without prejudice to sub-paragraph (i) of paragraph (e) of Clause 19.5 (Information: miscellaneous) Borrower G shall:

(a) immediately inform the Lender if any breach of the Shipbuilding Contract occurs or a serious risk of such a breach arises and of any other event or matter affecting the Shipbuilding Contract which has or is reasonably likely to have a Material Adverse Effect;

(b) provide the Lender, promptly upon its request, with copies of all notices served on or by that Borrower in connection with the delivery of Ship G; and

(c) provide the Lender with any information which it reasonably requests about any interest or right of any kind which Borrower G has at any time to, in or in connection with, the Shipbuilding Contract or in relation to any matter arising out of or in connection with the Shipbuilding Contract including the progress of the construction of Ship G.

23 Ship Undertakings

23.1 General

The undertakings in this Clause 23 (Ship Undertakings) remain in force on and from, in relation to Ship A, Ship B, Ship C, Ship D, Ship E and Ship F, the date of this Agreement and, in relation to Ship G, the Delivery Date and throughout the rest of the Security Period except as the Lender may otherwise permit.

23.2 Ships' names and registration

Each Borrower shall, in respect of the Ship owned by it:

(a) keep that Ship registered in its name under the Approved Flag from time to time at its port of registration;

(b) not do or allow to be done anything as a result of which such registration might be suspended, cancelled or imperilled;

(c) not enter into any dual flagging arrangement in respect of that Ship; and

(d) not change the name of that Ship,

provided that any agreed change of name or flag of a Ship shall be subject to:

(i) that Ship remaining subject to Security securing the Secured Liabilities created by a first priority or preferred ship mortgage on that Ship and, if appropriate, a first priority deed of covenant collateral to that mortgage (or equivalent first priority Security) on substantially the same terms as the Mortgage on that Ship and, if applicable, the related Deed of Covenant and on such other terms and in such other form as the Lender shall approve or require; and

(ii) the execution of such other documentation amending and supplementing the Finance Documents as the Lender shall approve or require.

23.3 Repair and classification

Each Borrower shall keep the Ship owned by it in a good and safe condition and state of repair:

(a) consistent with first class ship ownership and management practice; and

(b) so as to maintain the Approved Classification free of overdue recommendations and conditions affecting that Ship's class.

23.4 Classification society undertaking

Each Borrower shall, in respect of the Ship owned by it, instruct the relevant Approved Classification Society:

(a) to send to the Lender, following receipt of a written request from the Lender, certified true copies of all original class records held by the Approved Classification Society in relation to that Ship;

(b) to allow the Lender (or its agents), at any time and from time to time, to inspect the original class and related records of that Borrower and that Ship at the offices of the Approved Classification Society and to take copies of them;

(c) to notify the Lender immediately in writing if the Approved Classification Society:

(i) receives notification from that Borrower or any person that that Ship’s Approved Classification Society is to be changed; or

(ii) becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of that Ship’s class under the rules or terms and conditions of that Borrower or that Ship’s membership of the Approved Classification Society;

(d) following receipt of a written request from the Lender:

(i) to confirm that that Borrower is not in default of any of its contractual obligations or liabilities to the Approved Classification Society, including confirmation that it has paid in full all fees or other charges due and payable to the Approved Classification Society; or

(ii) to confirm that that Borrower is in default of any of its contractual obligations or liabilities to the Approved Classification Society, to specify to the Lender in reasonable detail the facts and circumstances of such default, the consequences of such default, and any remedy period agreed or allowed by the Approved Classification Society.

23.5 Modifications

No Borrower shall make any modification or repairs to, or replacement of, any Ship or equipment installed on it which would or might materially alter the structure, type or performance characteristics of that Ship, unless such alteration is an improvement and the Lender receives written notification, or materially reduce its value.

23.6 Removal and installation of parts

(a) Subject to paragraph (b) below, no Borrower shall remove any material part of any Ship, or any item of equipment installed on any Ship unless:

(i) the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed;

(ii) the replacement part or item is free from any Security in favour of any person other than the Lender; and

(iii) the replacement part or item becomes, on installation on that Ship, the property of that Borrower and subject to the security constituted by the Mortgage on that Ship and, if applicable, the related Deed of Covenant.

(b) A Borrower may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship owned by that Borrower.

23.7 Surveys

Each Borrower shall submit the Ship owned by it regularly to all periodic or other surveys which may be required for classification purposes and, if so required by the Lender, provide the Lender, with copies of all survey reports.

23.8 Inspection

(a) Each Borrower shall permit the Lender (acting through surveyors or other persons appointed by it for that purpose) to board the Ship owned by it at all reasonable times, but without interfering the operation of that Ship, to inspect its condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections, unless an Event of Default has occurred and is continuing in which case the Lender shall be entitled to carry out such inspection whether or not it interferes with the operation and trading of that Ship.

(b) The cost of the inspection referred to in paragraph (a) above shall be borne by the Borrowers once per annum, unless an Event of Default has occurred, in which case the cost of all inspections while the Event of Default is continuing shall be borne by the Borrowers.

23.9 Prevention of and release from arrest

(a) Each Borrower shall, in respect of the Ship owned by it, promptly discharge:

(i) all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against that Ship, its Earnings or its Insurances;

(ii) all Taxes, dues and other amounts charged in respect of that Ship, its Earnings or its Insurances; and

(iii) all other outgoings whatsoever in respect of that Ship, its Earnings or its Insurances.

(b) Each Borrower shall, immediately upon receiving notice of the arrest of the Ship owned by it or of its detention in exercise or purported exercise of any lien or claim, take all steps necessary to procure its release by providing bail or otherwise as the circumstances may require.

23.10 Compliance with laws etc.

Each Borrower shall:

(a) comply, or procure compliance with all laws or regulations:

(i) relating to its business generally; and

(ii) relating to the Ship owned by it, its ownership, employment, operation, management and registration,

including, but not limited to:

(A) the ISM Code;

(B) the ISPS Code;

(C) all Environmental Laws;

(D) all Sanctions; and

(E) the laws of the Approved Flag; and

(b) obtain, comply with and do all that is necessary to maintain in full force and effect any Environmental Approvals.

23.11 ISPS Code

Without limiting paragraph (a) of Clause 23.10 (Compliance with laws etc.), each Borrower shall:

(a) procure that the Ship owned by it and the company responsible for that Ship’s compliance with the ISPS Code comply with the ISPS Code;

(b) maintain an ISSC for that Ship; and

(c) notify the Lender immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.

23.12 Sanctions and Ship trading

Without limiting Clause 23.10 (Compliance with laws etc.), each Borrower shall procure:

(a) that the Ship owned by it shall not be used by or for the benefit of a Prohibited Party or in trading to or from a Sanctioned Country;

(b) that the Ship owned by it shall not otherwise be used in any manner contrary to Sanctions, or in a manner that creates a risk that a Transaction Obligor will become a Prohibited Party or in any manner which would cause the Lender to be in breach of or made subject to Sanctions, or at material risk of being in breach of or made subject to Sanctions;

(c) that the Ship owned by it shall not be used in trading in any manner that creates a material risk that such Ship will become a Sanctioned Ship;

(d) that the Ship owned by it shall not be traded in any manner which would trigger the operation of any sanctions limitation or exclusion clause (or similar) in the Insurances; and

(e) without prejudice to the above provisions of this Clause 23.12 (Sanctions and Ship trading), that each time charterparty in respect of the Ship owned by it shall contain, for the benefit of that Borrower, language which gives effect to the provisions of paragraph (a) of Clause 23.10 (Compliance with laws etc.) as regards Sanctions and paragraph (b) and (c) of this Clause 23.12 (Sanctions and Ship trading) and shall use all commercially reasonable endeavours to ensure such charterparty permits refusal of employment or voyage orders if such employment or compliance with such orders either results, or risks resulting in non-compliance with such provisions or breaches, or risks breaching (in the opinion of that Borrower) Sanctions.

23.13 Russian oil price cap

(a) Each Borrower undertakes that it will at all times comply, and require compliance by:

(i) all charterers and sub-charterers of the Ship owned by it; and

(ii) all parties with whom a Borrower, a charterer or a sub-charterer enters into a contract of carriage in respect of the Ship owned by it,

with the Russian Oil Price Cap Measures.

(b) Without prejudice to the generality of paragraph (a) above, each Borrower undertakes that it will prior to the Ship owned by it commencing loading (including any ship-to-ship or similar transfer) of Russian Oil Products obtain:

(i) price information demonstrating that the Russian Oil Products were purchased at or below the applicable price cap; or

(ii) a signed attestation from its applicable counterparty that:

(A) the Russian Oil Products were purchased at or below the applicable price cap; or

(B) the purchase of the Russian Oil Products was pursuant to a licence or an exception granted by the relevant authority in each applicable jurisdiction.

(c) Without prejudice to the generality of paragraph (a) above, each Borrower shall promptly, and in any event no later than 28 days after the Ship owned by it commencing loading (including any ship-to-ship or similar transfer) of Russian Oil Products provide to the Lender:

(i) price information demonstrating that the Russian Oil Products were purchased at or below the applicable price cap; and/or

(ii) an attestation signed by an authorised signatory in such form as may be agreed by the Lender (acting reasonably) confirming that it has complied in all respects with the Russian Oil Price Cap Measures; and/or

(iii) Documentary evidence that the purchase of the Russian Oil Products was pursuant to a licence or an exception granted by the relevant authority in each applicable jurisdiction.

(d) Without prejudice to the generality of paragraph (a) above, each Borrower undertakes to the lender in respect of the Ship owned by it that it will not carry Russian Oil Products unless the relevant charterparty includes for the benefit of that Borrower provisions requiring the charterer (i) to comply with the Russian Oil Price Cap Measures and to provide such information and documentation at such times as is necessary for that Borrower to comply with this Clause 23.13 (Russian oil price cap) and (ii) to procure that such provisions are incorporated into all sub-charters and any bills of lading, waybills or other documents evidencing contracts of carriage issued pursuant to the charterparty.

(e) Each Borrower undertakes that it will:

(i) provide the Lender with such information, and at such times, as it may require for the purposes of the Lender satisfying any record keeping obligations applicable to it under the Russian Oil Price Cap Measures;

(ii) within 30 days of any request provide the Lender with such other information in relation to compliance with the Russian Oil Price Cap Measures as the Lender may from time to time reasonably request including without limitation any information relating to ancillary costs as may be specified from time to time pursuant to the Russian Oil Price Cap Measures; and

(iii) comply with such further or additional requirements as the Lender may from time to time require in writing, acting reasonably, in response to changes to any of the Russian Oil Price Cap Measures, or the introduction of similar measures relating to Russian Oil Products, or changes to any guidance, application, interpretation or market practice in respect of the Russian Oil Price Cap Measures.

The obligations in this paragraph (d) are continuing and, in particular, shall survive and remain binding on each Borrower until all attestations and such other information as may be requested pursuant to this paragraph (e) have been received in satisfactory form by the Lender.

(f) Each Borrower shall undertake appropriate due diligence on its counterparties to satisfy itself, based on the information available, of the reliability and accuracy of any information provided by such counterparties for the purposes of or relating to satisfying the requirements of paragraph (b) above.

(g) Each Borrower agrees that the Lender may forward all attestations and other documents which that Borrower may from time to time deliver to the Lender pursuant to paragraphs (c) and (e) above to any applicable regulators or to any other party to which the Lender may be required to forward or disclose such attestations or other documents in accordance with the Russian Oil Price Cap Measures.

23.14 Trading in war zones or excluded areas

No Borrower shall cause or permit any Ship to enter or trade to any zone which is declared a war zone by any government or by that Ship's war risks insurers or which is otherwise excluded from the scope of coverage of the obligatory insurances unless:

(a) the prior written consent of that Ship's war risk insurers has been given; or

(b) that Borrower has (at its expense) effected any special, additional or modified insurance cover which the insurers require to ensure that that Ship remains properly insured in accordance with the Finance Documents (including, without limitation, any requirement for the payment of additional or extra insurance premia).

23.15 Provision of information

Without prejudice to sub-paragraph (i) of paragraph (e) of Clause 19.5 (Information: miscellaneous) each Borrower shall, in respect of the Ship owned by it, promptly provide the Lender with any information which it requests regarding:

(a) that Ship, its employment, position and engagements;

(b) the Earnings and payments and amounts due to its master and crew;

(c) any expenditure incurred, or likely to be incurred, in connection with the operation, maintenance or repair of that Ship and any payments made by it in respect of that Ship;

(d) any towages and salvages; and

(e) its compliance, the Approved Manager’s compliance and the compliance of that Ship with the ISM Code and the ISPS Code,

and, upon the Lender’s request, promptly provide copies of any current Charter relating to that Ship, of any current guarantee of any such Charter, the Ship’s Safety Management Certificate and any relevant Document of Compliance.

23.16 Notification of certain events

Each Borrower shall, in respect of the Ship owned by it, immediately notify the Lender by fax, confirmed forthwith by letter, of:

(a) any casualty to that Ship which is or is likely to be or to become a Major Casualty;

(b) any occurrence as a result of which that Ship has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c) any requisition of that Ship for hire;

(d) any requirement or recommendation made in relation to that Ship by any insurer or classification society or by any competent authority which is not immediately complied with;

(e) any arrest or detention of that Ship or any exercise or purported exercise of any lien on that Ship or the Earnings;

(f) any intended dry docking of that Ship;

(g) any Environmental Claim made against that Borrower or in connection with that Ship, or any Environmental Incident;

(h) any claim for breach of the ISM Code or the ISPS Code being made against that Borrower, an Approved Manager or otherwise in connection with that Ship;

(i) any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

(j) any notice, or such Borrower becoming aware, of any claim, action, suit, proceeding or investigation against any Transaction Obligor, any of its Subsidiaries or any of their respective directors, officers, employees or agents with respect to Sanctions; or

(k) any circumstances which could give rise to a breach of any representation or undertaking in this Agreement, or any Event of Default, relating to Sanctions,

and each Borrower shall keep the Lender advised in writing on a regular basis and in such detail as the Lender shall require as to that Borrower’s, any such Approved Manager’s or any other person’s response to any of those events or matters.

23.17 Restrictions on chartering, appointment of managers etc.

No Borrower shall, in relation to the Ship owned by it:

(a) let that Ship on demise charter for any period;

(b) enter into any time, voyage or consecutive voyage charter in respect of that Ship other than a Permitted Charter;

(c) amend and/or supplement a Management Agreement in a way that would lead to an Event of Default or terminate a Management Agreement;

(d) appoint a manager of that Ship other than an Approved Manager;

(e) de activate or lay up that Ship; or

(f) put that Ship into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed $500,000 (or the equivalent in any other currency) unless that person has first given to the Lender and in terms satisfactory to it a written undertaking not to exercise any lien on that Ship or its Earnings for the cost of such work or for any other reason.

23.18 Notice of Mortgage

Each Borrower shall keep the relevant Mortgage registered against the Ship owned by it as a valid first preferred or, as the case may be, priority mortgage, carry on board that Ship a certified copy of the relevant Mortgage and place and maintain in a conspicuous place in the navigation room and the master’s cabin of that Ship a framed printed notice stating that that Ship is mortgaged by that Borrower to the Lender.

23.19 Sharing of Earnings

No Borrower shall enter into any agreement or arrangement for the sharing of any Earnings other than any profit-sharing arrangements on arm's length terms.

23.20 Inventory of Hazardous Materials

Each Borrower shall maintain an Inventory of Hazardous Materials in respect of the Ship owned by it.

23.21 Charter assignment

Without prejudice to application of paragraph (b) of Clause 23.17 (Restrictions on chartering, appointment of managers etc.), each Borrower will procure that the Lender is provided with:

(a) a copy of any Charter which exceeds or is capable of exceeding 12 months in duration, together with any Charter Guarantee, upon the same being entered into and the relevant Borrower shall forthwith enter into a Charter Assignment in respect of such Charter and any Charter Guarantee and shall use commercially reasonable efforts to procure its acknowledgement by the relevant charterer and any charter guarantor in accordance with the terms of such Charter Assignment; or

(b) a copy of any Charter which is a bareboat charter, upon the same being entered into and the relevant Borrower shall forthwith enter into a Charter Assignment and shall use commercially reasonable efforts to procure its acknowledgement by the relevant charterer in accordance with the terms of such Charter Assignment or, as the case may be, a tripartite assignment in respect of such Charter, including an assignment and subordination of the bareboat charterer's rights, title and interest in and to the Insurances in respect of the relevant Ship.

23.22 Notification of compliance

Each Borrower shall promptly provide the Lender from time to time with evidence (in such form as the Lender requires) that it is complying with this Clause 23 (Ship Undertakings).

24 Security Cover

24.1 Minimum required security cover

Clause 24.2 (Provision of additional security; prepayment) applies if the Lender notifies the Borrowers that:

(a) the aggregate Market Value of each Ship then subject to a Mortgage; plus

(b) the net realisable value of additional Security previously provided under this Clause 24 (Security Cover),

is below 125 per cent. of the Loan.

24.2 Provision of additional security; prepayment

(a) If the Lender serves a notice on the Borrowers under Clause 24.1 (Minimum required security cover), the Borrowers shall, on or before the date falling one Month after the date on which the Lender’s notice is served (the "Prepayment Date"), prepay such part of the Loan as shall eliminate the shortfall.

(b) A Borrower may, instead of making a prepayment as described in paragraph (a) above, provide, or ensure that a third party has provided, additional security which, in the opinion of the Lender:

(i) has a net realisable value at least equal to the shortfall; and

(ii) is documented in such terms as the Lender may approve or require,

before the Prepayment Date; and conditional upon such security being provided in such manner, it shall satisfy such prepayment obligation.

24.3 Value of additional vessel security

The net realisable value of any additional security which is provided under Clause 24.2 (Provision of additional security; prepayment) which constitutes a first preferred or first priority mortgage over a vessel shall be the Market Value of the vessel concerned.

24.4 Valuations binding

Any valuation under this Clause 24 (Security Cover) shall be binding and conclusive as regards each Borrower.

24.5 Provision of information

(a) Each Borrower shall promptly provide the Lender and any shipbroker acting under this Clause 24 (Security Cover) with any information which the Lender or the shipbroker may request for the purposes of the valuation.

(b) If a Borrower fails to provide the information referred to in paragraph (a) above by the date specified in the request, the valuation may be made on any basis and assumptions which the shipbroker or the Lender considers prudent.

24.6 Prepayment mechanism

Any prepayment pursuant to Clause 24.2 (Provision of additional security; prepayment) shall be made in accordance with the relevant provisions of Clause 7 (Prepayment and Cancellation) and shall be treated as a voluntary prepayment pursuant to Clause 7.3 (Voluntary prepayment of Loan).

24.7 Provision of valuations

(a) The Market Value of any Ship shall be determined by reference to a valuation of that Ship as given by Approved Valuers selected and appointed by the Borrowers and/or the Guarantor and addressed to the Lender or in the event that the Borrowers fail to do so appointed by the Lender.

(b) The Lender may, at its sole discretion, request a second valuation and the Market Value shall be the arithmetic average of the two valuations.

(c) If the two valuations in respect of a Ship obtained pursuant to paragraphs (a) and (b) above differ by more than 15 per cent., then a third valuation for that Ship shall be obtained from a third Approved Valuer selected and appointed by the Lender and such valuation shall be addressed to the Lender and the Market Value of that Ship shall be the arithmetic average of all three such valuations.

(d) The Lender shall be entitled, after each Utilisation Date, to test the security cover requirement under Clause 24.1 (Minimum required security cover) by reference to the Market Value of any Ship as determined in accordance with paragraphs (a) to (c) above, annually during the Security Period, commencing on 31 December 2024, and from time to time as the Lender may reasonably request.

(e) Each of the valuations referred to in paragraphs (a) to (d) above shall be provided not more than 30 days before the financial statements of the Group are delivered pursuant to Clause 19.2 (Financial statements).

(f) The Lender may at any time after an Event of Default has occurred and is continuing obtain valuations of any Ship and any other vessel over which additional security has been created in accordance with Clause 24.2 (Provision of additional security; prepayment) from Approved Valuers to enable the Lender to determine the Market Value of that Ship and any other vessel and also for the purpose of testing the security cover requirement under Clause 24.1 (Minimum required security cover).

(g) The valuations referred to in paragraphs (a) to (d) above shall be obtained at the cost and expense of the Borrowers and the Borrowers shall within three Business Days of demand by the Lender pay to the Lender all costs and expenses incurred by it in obtaining any such valuation, unless an Event of Default has occurred or the covenant contained in Clause 24.1 (Minimum required security cover) is not complied with, in which case the cost of all valuations shall be borne by the Borrowers.

25 Accounts and Application of Earnings

25.1 Accounts

No Borrower may, without the prior consent of the Lender, maintain any bank account other than its Earnings Account and the Retention Account.

25.2 Payment of Earnings

Each Borrower shall ensure that subject only to the provisions of the General Assignment to which it is a party, all the Earnings in respect of the Ship owned by it are paid in to its Earnings Account; and

25.3 Monthly retentions

The Borrowers shall ensure that, in each calendar month after the first Utilisation Date, on such dates as the Lender may from time to time specify, there is transferred, and in any event authorise the Lender to transfer, to the Retention Account out of the aggregate Earnings received by the Borrowers in their respective Earnings Accounts during the preceding calendar month:

(a) one-third of the amount of the Repayment Instalment falling due under Clause 6.1 (Repayment of Loan) on the next Repayment Date; and

(b)

(i) in relation to any Term Rate Loan, the relevant fraction of the aggregate amount of interest on the Loan which is payable under this Agreement in respect of any Interest Period then current; and

(ii) in relation to any Compounded Rate Loan:

(A) in respect of any calendar month in each Interest Period then current other than the last month, the relevant fraction of the Estimated Interest Amount; and

(B) in respect of the last calendar month in any Interest Period then current, the Reconciliation Interest Amount.

If in respect of an Interest Period of a Compounded Rate Loan the aggregate of all amounts previously transferred to the Retention Account under paragraph (b)(ii) above in respect of such Interest Period exceed the aggregate amount of interest which is payable on such Loan under Clause 9.2 (Calculation of interest – Compounded Rate Loans) in respect of that Interest Period, then any excess shall be retained in the Retention Account and shall reduce the amount of interest required to be transferred during the next Interest Period.

The "relevant fraction" is a fraction of which:

(i) the numerator is one; and

(ii) the denominator is:

(A) the number of months comprised in the relevant then current Interest Period; or

(B) if the period is shorter, the number of months from the later of the commencement of the relevant current Interest Period or the last due date for payment of interest on the Loan or the relevant part of the Loan to the next due date for payment of interest on the Loan or the relevant part of the Loan under this Agreement.

"Estimated Interest Amount" means, for any Interest Period, the amount of interest that would have been payable in respect of such Interest Period were interest to be calculated on the basis of Term SOFR plus the Margin rather than in accordance with Clause 9.2 (Calculation of interest – Compounded Rate Loans).

"Reconciliation Interest Amount" means, in respect of any Interest Period, the aggregate amount of interest on the Loan which is payable under this Agreement in respect of that Interest Period less the aggregate of all amounts previously transferred to the Retention Account in respect of that Interest Period as calculated by reference to the Estimated Interest Amount.

25.4 Shortfall in Earnings

(a) If the aggregate of the credit balance on each Earnings Account is insufficient in any calendar month for the required amount to be transferred to the Retention Account under Clause 25.3

(Monthly retentions), the Borrowers shall make up the amount of the insufficiency on demand from the Lender.

(b) Without prejudicing the Lender’s right to make such demand at any time, the Lender may permit the Borrowers to make up all or part of the insufficiency by increasing the amount of any transfer under Clause 25.3 (Monthly retentions) from the Earnings received in the next or subsequent calendar months.

25.5 Application of retentions

(a) The Lender has sole signing rights in relation to the Retention Account.

(b) Until an Event of Default occurs, the Lender shall, on each Repayment Date and on each Interest Payment Date, apply so much of the then balance on the Retention Account as equals:

(i) any Repayment Instalment due on that date; and

(ii) the amount of interest payable on that Interest Payment Date,

in discharge of the Borrowers' liability for that Repayment Instalment or that interest as the case may be.

25.6 Interest accrued on Retention Account

Any credit balance on the Retention Account shall bear interest at the rate from time to time offered by the Account Bank to its customers for dollar deposits of similar amounts and for periods similar to those for which such balances appear to the Account Bank likely to remain on the Retention Account.

25.7 Release of accrued interest

Interest accruing under Clause 25.6 (Interest accrued on Retention Account) shall be credited to the Retention Account and, to the extent not applied previously pursuant to Clause 25.5 (Application of retentions), shall be released to the Borrowers at the end of the Security Period.

25.8 Location of Accounts

Each Borrower shall promptly:

(a) comply with any requirement of the Lender as to the location or relocation of its Earnings Account and the Retention Account (or either of them); and

(b) execute any documents which the Lender specifies to create or maintain in favour of the Lender Security over (and/or rights of set-off, consolidation or other rights in relation to) the Earnings Accounts and the Retention Account.

25.9 Restriction on withdrawal

During the Security Period, a Borrower may withdraw any sum from its Earnings Account, provided that no Event of Default has occurred and is continuing or would occur from such withdrawal.

25.10 Minimum Liquidity

The Borrowers or the Guarantor shall maintain in any non-pledged account of the Borrowers or the Guarantor held with the Account Bank, on and from the relevant Utilisation Date and at all times thereafter during the Security Period, a credit balance of not less than $400,000 for each Ship subject to a Mortgage (the "Minimum Liquidity").

26 Events of Default

26.1 General

Each of the events or circumstances set out in this Clause 26 (Events of Default) is an Event of Default except for Clause 26.21 (Acceleration) and Clause 26.22 (Enforcement of security).

26.2 Non-payment

A Transaction Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a) its failure to pay is caused by:

(i) administrative or technical error; or

(ii) a Disruption Event; and

(b) payment is made within three Business Days of its due date.

26.3 Specific obligations

A breach occurs of Clause 4.4 (Waiver of conditions precedent), Clause 10 (financial covenants) of the Guarantee, Clause 20.10 (Title), Clause 20.11 (Negative pledge), Clause 20.20 (Unlawfulness, invalidity and ranking; Security imperilled), Clause 21 (Insurance Undertakings), Clause 23.12 (Sanctions and Ship trading), Clause 23.13 (Russian oil price cap) or, save to the extent such breach is a failure to pay and therefore subject to Clause 26.2 (Non-payment), Clause 24 (Security Cover).

26.4 Other obligations

(a) A Transaction Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 26.2 (Non-payment) and Clause 26.3 (Specific obligations)).

(b) No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 15 calendar days of the Lender giving notice to the Borrowers or (if earlier) any Transaction Obligor becoming aware of the failure to comply.

26.5 Misrepresentation

Any representation or statement made or deemed to be made by a Transaction Obligor in the Finance Documents or any other document delivered by or on behalf of any Transaction Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

26.6 Cross default

(a) Any Financial Indebtedness of any Transaction Obligor (other than an Approved Manager) is not paid when due nor within any originally applicable grace period.

(b) Any Financial Indebtedness of any Transaction Obligor (other than an Approved Manager) is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c) Any creditor of any Transaction Obligor (other than an Approved Manager) becomes entitled to declare any Financial Indebtedness of any Transaction Obligor due and payable prior to its specified maturity as a result of an event of default (however described).

(d) No Event of Default will occur under this Clause 26.6 (Cross default) in respect of the Guarantor if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (c) above is less than $15,000,000 (or its equivalent in any other currency) and relates to any Financial Indebtedness of the Borrowers and/or the Guarantor and/or any Subsidiaries of the Guarantor with any creditor other than the Lender.

26.7 Insolvency

(a) A Transaction Obligor (other than an Approved Manager):

(i) is unable or admits inability to pay its debts as they fall due; or

(ii) is deemed to, or is declared to, be unable to pay its debts under applicable law.

(b) A moratorium is declared in respect of any indebtedness of any Transaction Obligor (other than an Approved Manager). If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

26.8 Insolvency proceedings

(a) Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Transaction Obligor (other than an Approved Manager);

(ii) a composition, compromise, assignment or arrangement with any creditor of any Transaction Obligor (other than an Approved Manager);

(iii) the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any Transaction Obligor (other than an Approved Manager) or any of its assets; or

(iv) enforcement of any Security over any assets of any Transaction Obligor (other than an Approved Manager),

or any analogous procedure or step is taken in any jurisdiction.

(b) Paragraph (a) above shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 30 days of commencement.

26.9 Creditors' process

Any expropriation, attachment, sequestration, distress or execution (or any analogous process in any jurisdiction) affects any asset or assets of a Transaction Obligor (other than an Approved Manager) having an aggregate value of $5,000,000 (other than an arrest or detention of a Ship referred to in Clause 26.15 (Arrest)) and is not discharged within 14 days.

26.10 Ownership of the Borrowers

A Borrower is not or ceases to be a 100% indirectly owned Subsidiary of the Guarantor.

26.11 Change of control

(a) A Change of Control occurs.

(b) In this Clause 26.11 (Change of control):

"Change of Control" means a change which results in:

(a) Mrs. Angeliki Frangou and her direct descendants (either directly or indirectly) (through entities owned and controlled by her or trusts or foundations of which she is a beneficiary) or any of their Affiliates ceasing to be the owner of, or having ultimate control of the voting rights attaching to more than five per cent. of all the units (including for the avoidance of doubt both general partner units and common units) in the Guarantor; or

(b) Mrs. Angeliki Frangou and her direct descendants (either directly or indirectly) (through entities owned and controlled by her or trusts or foundations of which she is a beneficiary) or any of their Affiliates, ceasing to be the owner of, or having ultimate control of the voting rights attaching to all the issued shares in the general partner of the Guarantor, which is currently Olympos Maritime Ltd; or

(c) Mrs. Angeliki Frangou ceasing to act as chairwoman or chief executive officer of the Guarantor and Olympos Maritime Ltd ceasing to be the general partner of the Guarantor; or

(d) the Guarantor ceasing to be the owner of, directly or indirectly, the issued shares in each Borrower; or

(e) Mrs. Angeliki Frangou (and/or her immediate family) ceases to have direct and/or indirect involvement in the management of the Ships and/or the Guarantor.

26.12 Unlawfulness, invalidity and ranking

(a) It is or becomes unlawful for a Transaction Obligor to perform any of its obligations under the Finance Documents.

(b) Any obligation of a Transaction Obligor under the Finance Documents is not or ceases to be legal, valid, binding or enforceable if that cessation individually or together with any other cessations materially or adversely affects the interests of the Lender under the Finance Documents.

(c) Any Finance Document ceases to be in full force and effect or to be continuing or is or purports to be determined or any Transaction Security is alleged by a party to it (other than the Lender) to be ineffective.

(d) Any Transaction Security proves to have ranked after, or loses its priority to, any other Security.

26.13 Security imperilled

Any Security created or intended to be created by a Finance Document is in any way imperilled or in jeopardy.

26.14 Cessation of business

Any Transaction Obligor suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

26.15 Arrest

Any arrest of a Ship or its detention in the exercise or the purported exercise of any lien or claim unless it is redelivered to the full control of the relevant Borrower within 30 days of such arrest or detention.

26.16 Expropriation

The authority or ability of any member of the Group to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any member of the Group or any of its assets other than:

(a) an arrest or detention of a Ship referred to in Clause 26.15 (Arrest); or

(b) any Requisition.

26.17 Repudiation and rescission of agreements

A Transaction Obligor (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or any of the Transaction Security or evidences an intention to rescind or repudiate a Finance Document or any Transaction Security or a Finance Document or any of the Transaction Security otherwise ceases to remain in full force and effect for any reason.

26.18 Litigation

Any litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency are started or threatened, or any judgment or order of a court, arbitral body or agency is made, in relation to any of the Finance Documents or the transactions contemplated in any of the Finance Documents or against any member of the Group or its assets which has or is reasonably likely to have a Material Adverse Effect.

26.19 Sanctions

(a) Any Transaction Obligor or any of their respective Subsidiaries, directors, officers, employees or agents is designated a Prohibited Party or a Ship is designated a Sanctioned Ship.

(b) This Clause 26.19 (Sanctions) is without prejudice to any other Event of Default which may occur by reason of breach of, or non-compliance with, any of the other provisions of this Agreement which relate to Sanctions.

26.20 Material adverse change

Any event or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect.

26.21 Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Lender may by notice to the Borrowers:

(a) cancel the Commitment, whereupon it shall immediately be cancelled;

(b) declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon it shall become immediately due and payable; and/or

(c) declare that all or part of the Loan be payable on demand, whereupon it shall immediately become payable on demand by the Lender,

and the Lender may serve notices under paragraphs (a), (b) and (c) above simultaneously or on different dates and the Lender may take any action referred to in Clause 26.22 (Enforcement of security) if no such notice is served or simultaneously with or at any time after the service of any of such notice.

26.22 Enforcement of security

On and at any time after the occurrence of an Event of Default which is continuing the Lender may take any action which, as a result of the Event of Default or any notice served under Clause 26.21 (Acceleration), the Lender is entitled to take under any Finance Document or any applicable law or regulation.

Section 9

Changes to The Parties

27 Changes to the Lender

27.1 Assignment by the Lender

Subject to this Clause 27 (Changes to the Lender), the Lender (the "Existing Lender") may assign all or part of its rights under the Finance Documents to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the "New Lender").

27.2 Conditions of assignment

(a) The consent of the Borrowers is required for an assignment by the Existing Lender, unless the assignment is:

(i) to an Affiliate of the Existing Lender;

(ii) if the Existing Lender is a fund, to a fund which is a Related Fund; or

(iii) made at a time when an Event of Default is continuing.

(b) The consent of the Borrowers to an assignment must not be unreasonably withheld. Each Borrower will be deemed to have given its consent 15 Business Days after the Existing Lender has requested it unless consent is expressly refused by that Borrower within that time.

(c) If:

(i) the Existing Lender assigns any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii) as a result of circumstances existing at the date the assignment or change occurs, a Transaction Obligor would be obliged to make a payment to the New Lender or the Existing Lender acting through its new Facility Office under Clause 13 (Tax Gross Up and Indemnities) or under that Clause as incorporated by reference or in full in any other Finance Document or Clause 14 (Increased Costs), then the New Lender or the Existing Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender would have been if the assignment or change had not occurred.

(d) Each Borrower on behalf of itself and each Transaction Obligor agrees that all rights and interests (present, future or contingent) which the Existing Lender has under or by virtue of the Finance Documents are assigned to the New Lender absolutely, free of any defects in the Existing Lender's title and of any rights or equities which any Borrower or any other Transaction Obligor had against the Existing Lender.

27.3 Security over Lender's rights

In addition to the other rights provided to the Lender under this Clause 27 (Changes to the Lender), the Lender may without consulting with or obtaining consent from any Transaction Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of the Lender including, without limitation:

(a) any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b) if the Lender is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by the Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:

(i) release the Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(ii) require any payments to be made by a Transaction Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the Lender under the Finance Documents.

28 Changes to the Transaction Obligors

28.1 Assignment or transfer by Transaction Obligors

No Transaction Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

Section 10

Administration

29 Payment Mechanics

29.1 Payments to the Lender

(a) On each date on which a Transaction Obligor is required to make a payment under a Finance Document, that Transaction Obligor shall make an amount equal to such payment available to the Lender (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Lender as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b) Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in such Participating Member State or London, as specified by the Lender) and with such bank as the Lender, in each case, specifies.

29.2 Application of receipts; partial payments

(a) If the Lender receives a payment that is insufficient to discharge all the amounts then due and payable by a Transaction Obligor under the Finance Documents, the Lender may apply that payment towards the obligations of that Transaction Obligor under the Finance Documents in any manner it may decide.

(b) Paragraph (a) above will override any appropriation made by a Transaction Obligor.

29.3 No set-off by Transaction Obligors

All payments to be made by a Transaction Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

29.4 Business Days

(a) Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b) During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

29.5 Currency of account

(a) Subject to paragraphs (b) and (c) below, dollars is the currency of account and payment for any sum due from a Transaction Obligor under any Finance Document.

(b) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(c) Any amount expressed to be payable in a currency other than dollars shall be paid in that other currency.

29.6 Change of currency

(a) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Lender (after consultation with the Borrowers); and

(ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Lender (acting reasonably).

(b) If a change in any currency of a country occurs, this Agreement will, to the extent the Lender (acting reasonably and after consultation with the Borrowers) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Market and otherwise to reflect the change in currency.

29.7 Currency conversion

The obligations of any Transaction Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

29.8 Disruption to Payment Systems etc.

If either the Lender determines (in its discretion) that a Disruption Event has occurred or the Lender is notified by a Borrower that a Disruption Event has occurred:

(a) the Lender may, and shall if requested to do so by a Borrower, consult with the Borrowers with a view to agreeing with the Borrowers such changes to the operation or administration of the Facility as the Lender may deem necessary in the circumstances;

(b) the Lender shall not be obliged to consult with the Borrowers in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c) any such changes agreed upon by the Lender and the Borrowers shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties and any Transaction Obligors as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents;

(d) the Lender shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Lender) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 29.8 (Disruption to Payment Systems etc.).

30 Set-Off

The Lender may set off any matured obligation due from a Transaction Obligor under the Finance Documents (to the extent beneficially owned by the Lender) against any matured obligation owed by the Lender to that Transaction Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

31 Conduct of Business by the Lender

No provision of this Agreement will:

(a) interfere with the right of the Lender to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b) oblige the Lender to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c) oblige the Lender to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

32 Bail-In

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to a Finance Document, each Party acknowledges and accepts that any liability of any party to a Finance Document under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a) any Bail-In Action in relation to any such liability, including (without limitation):

(i) a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii) a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii) a cancellation of any such liability; and

(b) a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

33 Notices

33.1 Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

33.2 Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents are:

(a) in the case of the Borrowers, that specified in Schedule 1 (The Parties); and

(b) in the case of any other Borrower or the Lender, that specified in Schedule 1 (The Parties) or, if it becomes a Party after the date of this Agreement, that notified in writing to the Lender on or before the date on which it becomes a Party;

or any substitute address, fax number or department or officer as a Borrower may notify to the Lender (or the Lender may notify to the other Parties, if a change is made by the Lender) by not less than five Business Days’ notice.

33.3 Delivery

(a) Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i) if by way of fax, when received in legible form; or

(ii) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 33.2 (Addresses), if addressed to that department or officer.

(b) Any communication or document to be made or delivered to the Lender will be effective only when actually received by it and then only if it is expressly marked for the attention of the department or officer of the Lender specified in Schedule 1 (The Parties) (or any substitute department or officer as the Lender shall specify for this purpose).

(c) Any communication or document made or delivered to the Borrowers in accordance with this Clause will be deemed to have been made or delivered to each of the Transaction Obligors.

(d) Any communication or document which becomes effective, in accordance with paragraphs (a) to (c) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

33.4 Electronic communication

(a) Any communication to be made or document to be delivered by one Party to another under or in connection with the Finance Documents may be made or delivered by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(i) notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii) notify each other of any change to their address or any other such information supplied by them by not less than five Business Days’ notice.

(b) Any such electronic communication or delivery as specified in paragraph (a) above to be made between a Borrower and the Lender may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication or delivery.

(c) Any such electronic communication or document as specified in paragraph (a) above made or delivered by one Party to another will be effective only when actually received (or made available) in readable form and in the case of any electronic communication or document made or delivered by a Party to the Lender only if it is addressed in such a manner as the Lender shall specify for this purpose.

(d) Any electronic communication or document which becomes effective, in accordance with paragraph (c) above, after 5.00 p.m. in the place in which the Party to whom the relevant communication or document is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(e) Any reference in a Finance Document to a communication being sent or received or a document being delivered shall be construed to include that communication or document being made available in accordance with this Clause 33.4 (Electronic communication).

33.5 English language

(a) Any notice given under or in connection with any Finance Document must be in English.

(b) All other documents provided under or in connection with any Finance Document must be:

(i) in English; or

(ii) if not in English, and if so required by the Lender, accompanied by a certified English translation prepared by a translator approved by the Lender and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

34 Calculations and Certificates

34.1 Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by the Lender are prima facie evidence of the matters to which they relate.

34.2 Certificates and determinations

Any certification or determination by the Lender of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

34.3 Day count convention and interest calculation

(a) Any interest, commission or fee accruing under a Finance Document will accrue from day to day and the amount of any such interest, commission or fee is calculated:

(i) on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Market differs, in accordance with that market practice; and

(ii) subject to paragraph (b) below, without rounding.

(b) The aggregate amount of any accrued interest, commission or fee which is, or becomes, payable by a Borrower under a Finance Document shall be rounded to 2 decimal places.

35 Partial Invalidity

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions under the law of that jurisdiction nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

36 Remedies and Waivers

(a) No failure to exercise, nor any delay in exercising, on the part of the Lender or any Receiver or Delegate, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document. No election to affirm any Finance Document on the part of the Lender or any Receiver or Delegate shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

(b) No variation or amendment of a Finance Document shall be valid unless in writing and signed by the Lender.

37 Entire Agreement

(a) This Agreement, in conjunction with the other Finance Documents, constitutes the entire agreement between the Parties and supersedes all previous agreements, understandings and arrangements between them, whether in writing or oral, in respect of its subject matter.

(b) Each Borrower acknowledges that it has not entered into this Agreement or any other Finance Document in reliance on, and shall have no remedies in respect of, any representation or warranty that is not expressly set out in this Agreement or in any other Finance Document.

38 Settlement or Discharge Conditional

Any settlement or discharge under any Finance Document between the Lender and any Transaction Obligor shall be conditional upon no security or payment to the Lender by any Transaction Obligor or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

39 Irrevocable Payment

If the Lender considers that an amount paid or discharged by, or on behalf of, a Transaction Obligor or by any other person in purported payment or discharge of an obligation of that Transaction Obligor to the Lender under the Finance Documents is capable of being avoided or otherwise set aside on the liquidation or administration of that Transaction Obligor or otherwise, then that amount shall not be considered to have been unconditionally and irrevocably paid or discharged for the purposes of the Finance Documents.

40 Amendments

40.1 Changes to reference rates

(a) If a Published Rate Replacement Event has occurred in relation to any Published Rate, any amendment or waiver which relates to:

(i) providing for the use of a Replacement Reference Rate in place of that Published Rate; and

(ii)

(A) aligning any provision of any Finance Document to the use of that Replacement Reference Rate;

(B) enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(C) implementing market conventions applicable to that Replacement Reference Rate;

(D) providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or

(E) adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Lender and the Borrowers.

(b) An amendment or waiver that relates to, or has the effect of, aligning the means of calculation of interest on a Compounded Rate Loan under this Agreement to any recommendation of a Relevant Nominating Body, which:

(i) relates to the use of the RFR on a compounded basis in the international or any relevant domestic syndicated loan markets; and

(ii) is issued on or after the date of this Agreement,

may be made with the consent of the Lender and the Borrowers.

(c) In this Clause 40.1 (Changes to reference rates):

"Published Rate" means:

(a) the RFR; or

(b) Term SOFR for any Quoted Tenor.

"Published Rate Contingency Period" means, in relation to:

(a) Term SOFR (all Quoted Tenors), ten RFR Banking Days; and

(b) RFR, ten RFR Banking Days.

"Published Rate Replacement Event" means, in relation to a Published Rate:

(a) the methodology, formula or other means of determining that Published Rate has, in the opinion of the Lender and the Borrowers materially changed;

(b)

(i)

(A) the administrator of that Published Rate or its supervisor publicly announces that such administrator is insolvent; or

(B) information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Published Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Published Rate;

(ii) the administrator of that Published Rate publicly announces that it has ceased or will cease to provide that Published Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Published Rate;

(iii) the supervisor of the administrator of that Published Rate publicly announces that such Published Rate has been or will be permanently or indefinitely discontinued; or

(iv) the administrator of that Published Rate or its supervisor announces that that Published Rate may no longer be used; or

(c) the administrator of that Published Rate (or the administrator of an interest rate which is a constituent element of that Published Rate) determines that that Published Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i) the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Lender and the Borrowers) temporary; or

(ii) that Published Rate is calculated in accordance with any such policy or arrangement for a period no less than the applicable Published Rate Contingency Period; or

(d) in the opinion of the Lender and the Borrowers, that Published Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

"Relevant Nominating Body" means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

"Replacement Reference Rate" means a reference rate which is:

(a) formally designated, nominated or recommended as the replacement for a Published Rate by:

(i) the administrator of that Published Rate (provided that the market or economic reality that such reference rate measures is the same as that measured by that Published Rate); or

(ii) any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the "Replacement Reference Rate" will be the replacement under paragraph (ii) above;

(b) in the opinion of the Lender and the Borrowers, generally accepted in the international or any relevant syndicated domestic loan markets as the appropriate successor or alternative to a Published Rate; or

(c) in the opinion of the Lender and the Borrowers, an appropriate successor or alternative to a Published Rate.

40.2 Borrower Intent

Without prejudice to the generality of Clauses 1.2 (Construction) and 17.2 (Waiver of defences), each Borrower expressly confirms that it intends that any guarantee contained in any Finance Document and any Security created by any Finance Document shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

41 Confidential Information

41.1 Confidentiality

The Lender agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 41.2 (Disclosure of Confidential Information) and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

41.2 Disclosure of Confidential Information

The Lender may disclose:

(a) to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, insurers, insurance advisors, insurance brokers, partners and Representatives such Confidential Information as the Lender shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b) to any person:

(i) to (or through) whom it assigns (or may potentially assign) all or any of its rights and/or obligations under one or more Finance Documents and, in each case, to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(ii) with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Transaction Obligors and to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(iii) appointed by the Lender or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;

(iv) who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in sub-paragraph (i) or (ii) of paragraph (b) above;

(v) to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi) to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitrations, administrative or other investigations, proceedings or disputes;

(vii) to whom or for whose benefit the Lender charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 27.3 (Security over Lender’s rights);

(viii) who is a Party, a member of the Group or any related entity of a Transaction Obligor;

(ix) as a result of the registration of any Finance Document as contemplated by any Finance Document or any legal opinion obtained in connection with any Finance Document; or

(x) with the consent of the Guarantor;

in each case, such Confidential Information as the Lender shall consider appropriate if:

(A) in relation to sub-paragraphs (i), (ii) and (iii) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B) in relation to sub-paragraph (iv) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C) in relation to sub-paragraphs (v), (vi) and (vii) of paragraph (b) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Lender, it is not practicable so to do in the circumstances;

(c) to any person appointed by the Lender or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered in to a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrowers and the Lender;

(d) to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Transaction Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

41.3 DAC6

Nothing in any Finance Document shall prevent disclosure of any Confidential Information or other matter to the extent that preventing that disclosure would otherwise cause any transaction contemplated by the Finance Documents or any transaction carried out in connection with any transaction contemplated by the Finance Documents to become an arrangement described in Part II A 1 of Annex IV of Directive 2011/16/EU.

41.4 Entire agreement

This Clause 41 (Confidential Information) constitutes the entire agreement between the Parties in relation to the obligations of the Lender under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

41.5 Inside information

The Lender acknowledges that some or all of the Confidential Information is or may be price‑sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Lender undertakes not to use any Confidential Information for any unlawful purpose.

41.6 Notification of disclosure

The Lender agrees (to the extent permitted by law and regulation) to inform the Borrowers:

(a) of the circumstances of any disclosure of Confidential Information made pursuant to sub‑paragraph (v) of paragraph (b) of Clause 41.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function;

(b) upon becoming aware that Confidential Information has been disclosed in breach of this Clause 41 (Confidential Information); and

(c) in respect of any publicity regarding the Facility or any of the terms thereof which shall be agreed in advance by the Guarantor and the Lender unless otherwise required in connection with the Guarantor's reporting obligations under or in connection with the rules and regulations of the US Securities and Exchange Commission and any US stock exchange applicable to the Guarantor.

41.7 Continuing obligations

The obligations in this Clause 41 (Confidential Information) are continuing and, in particular, shall survive and remain binding on the Lender for a period of 12 months from the earlier of:

(a) the date on which all amounts payable by the Borrowers under or in connection with this Agreement have been paid in full and the Commitment has been cancelled or otherwise ceased to be available; and

(b) the date on which the Lender otherwise ceases to be the Lender.

42 Confidentiality of Funding Rates

42.1 Confidentiality and disclosure

(a) Each Borrower agrees to keep each Funding Rate confidential and not to disclose it to anyone, save to the extent permitted by paragraph (b) below.

(b) Each Borrower may disclose any Funding Rate, to:

(i) any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives, if any person to whom that Funding Rate is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or is otherwise bound by requirements of confidentiality in relation to it;

(ii) any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no requirement to so inform if, in the opinion of the Lender or the relevant Borrower, as the case may be, it is not practicable to do so in the circumstances;

(iii) any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no requirement to so inform if, in the opinion of the Lender or the relevant Borrower, as the case may be, it is not practicable to do so in the circumstances; and

(iv) any person with the consent of the Lender.

42.2 Related obligations

(a) Each Borrower acknowledges that each Funding Rate is or may be price sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each Borrower undertakes not to use any Funding Rate for any unlawful purpose.

(b) Each Borrower agrees (to the extent permitted by law and regulation) to inform the Lender:

(i) of the circumstances of any disclosure made pursuant to sub-paragraph (ii) of paragraph (b) of Clause 42.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii) upon becoming aware that any information has been disclosed in breach of this Clause 42 (Confidentiality of Funding Rates).

42.3 No Event of Default

No Event of Default will occur under Clause 26.4 (Other obligations) by reason only of a Borrower's failure to comply with this Clause 42 (Confidentiality of Funding Rates).

43 Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

Section 11

Governing Law and Enforcement

44 Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

45 Enforcement

45.1 Jurisdiction

(a) Unless specifically provided in another Finance Document in relation to that Finance Document, the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with any Finance Document (including a dispute regarding the existence, validity or termination of any Finance Document or any non-contractual obligation arising out of or in connection with any Finance Document) (a "Dispute").

(b) The Borrowers accept that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Borrower will argue to the contrary.

(c) This Clause 45.1 (Jurisdiction) is for the benefit of the Lender only. As a result, the Lender shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. The Lender may take concurrent proceedings in any number of jurisdictions.

45.2 Service of process

(a) Without prejudice to any other mode of service allowed under any relevant law, each Borrower (other than a Borrower incorporated in England and Wales):

(i) irrevocably appoints Hill Dickinson Services (London) Limited at its current address at The Broadgate Tower 7th Floor, 20 Primrose Street, London EC2A 2EW, England as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(ii) agrees that failure by a process agent to notify the relevant Borrower of the process will not invalidate the proceedings concerned.

(b) If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrowers (on behalf of all the Borrowers) must immediately (and in any event within five days of such event taking place) appoint another agent on terms acceptable to the Lender. Failing this, the Lender may appoint another agent for this purpose.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Execution Pages

BORROWERS

SIGNED by )

as attorney-in-fact ) /s/Alexandra Kontaxi
duly authorised )

for and on behalf of )

SAMOS SHIPPING CORPORATION )

in the presence of: )

Witness' signature: ) /s/Marianna Psarrou

Witness' name: )

Witness' address: )

SIGNED by ) /s/Alexandra Kontaxi

as attorney-in-fact )
duly authorised )

for and on behalf of )

SHINYO SAOWALAK LIMITED )

in the presence of: )

Witness' signature: ) /s/Marianna Psarrou

Witness' name: )

Witness' address: )

SIGNED by ) /s/Alexandra Kontaxi

as attorney-in-fact )
duly authorised )

for and on behalf of )

SHINYO KIERAN LIMITED )

in the presence of: )

Witness' signature: ) /s/Marianna Psarrou

Witness' name: )

Witness' address: )

SIGNED by ) /s/Alexandra Kontaxi

as attorney-in-fact )
duly authorised )

for and on behalf of )

LEFKADA SHIPPING CORPORATION )

in the presence of: )

Witness' signature: ) /s/Marianna Psarrou

Witness' name: )

Witness' address: )

SIGNED by ) /s/Alexandra Kontaxi

as attorney-in-fact )
duly authorised )

for and on behalf of )

JASPERO SHIPTRADE S.A. )

in the presence of: )

Witness' signature: ) /s/Marianna Psarrou

Witness' name: )

Witness' address: )

SIGNED by ) /s/Alexandra Kontaxi

as attorney-in-fact )
duly authorised )

for and on behalf of )

THETIDA MARINE CO. )

in the presence of: )

Witness' signature: ) /s/Marianna Psarrou

Witness' name: )

Witness' address: )

SIGNED by ) /s/Alexandra Kontaxi

as attorney-in-fact )
duly authorised )

for and on behalf of )

ELAFONISOS SHIPPING CORPORATION )

in the presence of: )

Witness' signature: ) /s/Marianna Psarrou

Witness' name: )

Witness' address: )

ORIGINAL LENDER

SIGNED by

and by )

duly authorised ) /s/Giannaki Sofia /s/Sarri Aikaterini

for and on behalf of )

NATIONAL BANK OF GREECE S.A. )

in the presence of: )

Witness' signature: ) /s/Marianna Psarrou

Witness' name: )

Witness' address: )